

2025
Annual Report





2026
Proxy Statement



FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding business, product, marketing and fan engagement plans, strategies and initiatives; our expectations regarding Formula 1 and MotoGP (as defined below); renewal of licenses and authorizations; the recoverability of goodwill and other long-lived assets; projected sources and uses of cash; fluctuations in interest rates and currency exchange rates; the anticipated non-material impact of certain contingent liabilities related to legal and tax proceedings; and other matters arising in the ordinary course of business. In particular, statements in Liberty Media Corporation's (**Liberty Media,** the **Company, we, us** and **our**) "Letter to Shareholders" and under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "may" and other similar expressions, although not all forward-looking statements contain these identifying words. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. You are therefore cautioned not to place undue reliance on the forward-looking statements included in this Annual Report. The following include some but not all of the factors (as they relate to our consolidated subsidiaries and equity affiliates) that could cause actual results or events to differ materially from those anticipated:

- our ability to realize the benefits of acquisitions or other strategic investments;

- the impact of weak and uncertain economic conditions on consumer demand for products, services and events offered by our businesses;

- our overlapping directors with QVC Group, Inc., Liberty Broadband Corporation (**Liberty Broadband**), GCI Liberty, Inc. (**GCI Liberty**) and Liberty Live Holdings, Inc. (**Liberty Live**) and overlapping management with Liberty Broadband, GCI Liberty and Liberty Live;

- the outcome of pending or future litigation;

- our ability to obtain additional financing on acceptable terms and cash in amounts sufficient to service debt and other financial obligations;

- our and our subsidiaries' indebtedness could adversely affect operations and could limit the ability of our subsidiaries to react to changes in the economy or our industry;

- the operational risks of our subsidiaries with operations outside of the United States (**U.S.**);

- our ability to use net operating loss, disallowed business interest and tax credit carryforwards to reduce future tax payments;

- the degradation, failure or misuse of our information systems;

- the ability of our subsidiaries to comply with government regulations, including, without limitation, competition laws and adverse outcomes from regulatory proceedings;

- the regulatory and competitive environment of the industries in which we, and the entities in which we have interests, operate;

- changes in the nature of key strategic relationships with partners, vendors and joint venturers;

- the impact of a future pandemic and other public health related risks and events, such as COVID-19, on our customers, vendors and businesses generally;

- reliance on intellectual property and the ability to protect intellectual property;

- reliance on third parties;

- the ability to attract and retain qualified personnel;

- termination of or changes in any of the agreements, commitments or policies Formula 1 and MotoGP Sports Entertainment Group, S.L. (formerly, Dorna Sports, S.L.) (**MotoGP**) rely on to operate and the limitations such agreements, commitments and policies impose on Formula 1 and MotoGP;

- challenges by tax authorities in the jurisdictions where Formula 1 and MotoGP operate;

- changes in tax laws that affect Formula 1, MotoGP and the Company;

- the ability of Formula 1 and MotoGP to expand into new markets;

FORWARD-LOOKING STATEMENTS

- changes in laws and regulations and/or their interpretations related to advertising, media rights and the environment;

- the establishment of rival motorsports events or other circumstances that impact the competitive position of Formula 1 and/or MotoGP;

- the impact of cancelations or postponements of events or accidents or terrorist attacks during events;

- changes in consumer viewing habits and the emergence of new content distribution platforms;

- fluctuations in currencies against the U.S. dollar;

- the market price of our common stock may be volatile;

- transactions in our common stock by our insiders could depress the market price of our common stock; and

- provisions of our restated certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our Company.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report and in our publicly filed documents, including the most recent Form 10-K. Such risk factors and statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement.

LETTER TO SHAREHOLDERS

March 26, 2026

Dear Fellow Shareholders,

Over the past year, Liberty Media advanced meaningfully on the priorities we laid out for 2025: we sustained Formula 1's strong growth trajectory, we expanded our portfolio with the acquisition of MotoGP and we completed the Liberty Live split-off. As a result, Liberty Media enters 2026 as a focused global sports and investment vehicle anchored by two premier motorsport properties—each with durable demand drivers, attractive long-term runway and business models that generate significant cash while remaining capital efficient.

Before looking ahead, a brief look back at what we accomplished in 2025.

Formula 1: Strong Engagement and Commercial Momentum

Led by an outstanding management team, Formula 1 delivered another exceptional year operationally and financially. Fan engagement continued to grow globally, with record attendance across the calendar and strong momentum across broadcast, digital and social channels. At the same time, we continued to broaden and deepen our commercial relationships, renewing key long-term partners and adding new ones, while expanding areas such as hospitality, licensing and experiences that extend beyond the race weekend. Notable examples include our long-term global partnership with LVMH, expanded collaborations with partners such as American Express and Lenovo and continued growth in premium fan offerings through F1 Experiences. The sport's competitive and regulatory evolution over the coming season, alongside new manufacturer and team participation, reinforces Formula 1's position as a global innovation platform with enduring cultural relevance.

The Las Vegas Grand Prix continues to be an important strategic asset and test bed for race innovation, and in 2025, we saw improved financial performance year-over-year and continued benefits across the broader Formula 1 ecosystem. We also finalized a new Concorde Agreement covering the five-year period beginning in 2026. We view this as an important milestone: it reinforces durable economics across the sport's constituents and provides a stable foundation to continue investing in the product the fan experience, and long-term value creation.

In a rapidly evolving media environment, we are looking to the future of fan engagement in the US with our media distribution deal with Apple, which we view not simply as a distribution platform, but as an innovative ecosystem that can improve how fans experience and interact with Formula 1 across devices, services and marketing channels. Apple Maps will now bring race-weekend venue integration with track guides, traffic routing and venue navigation, while Apple Music will host curated race-weekend playlists and artist collaborations tied to races.

MotoGP: Investing Deliberately to Unlock Long-Term Potential

We acquired MotoGP in July 2025 because we believe it is a world-class sports property with meaningful upside that can be unlocked through focused investment, expansion of commercial capabilities and a long-term approach to brand development. Our priority has been supplementing and growing a seasoned executive team and establishing a disciplined operating rhythm that leverages Liberty Media's experience while preserving what makes MotoGP unique.

As we work to expand MotoGP's global footprint, we are also focused on elevating the on-site experience—particularly hospitality—and scaling sponsorship in a way that prioritizes partner quality and brand alignment over short-term volume. We do not expect these investments to bear fruit immediately, but we are encouraged by early partner engagement and the momentum we are building across teams, promoters and the broader ecosystem.

A Simpler Liberty Media, with Disciplined and Opportunistic Capital Allocation

The Liberty Live split-off completed in December 2025 was an important step in our efforts to simplify the corporate structure and sharpen Liberty Media's strategic focus. We believe clarity matters: both in how we operate and how investors evaluate our asset base. Today, we are focused on operational excellence at Formula 1 and MotoGP while remaining responsible stewards of capital. At Liberty Media, we will remain financially disciplined, focused on deleveraging where appropriate and opportunistic with our capital—balancing investment in our businesses with the flexibility to act on attractive strategic opportunities as they arise.

LETTER TO SHAREHOLDERS

Finally, on January 1 of this year, John Malone transitioned from his longtime role as Chairman of our board of directors to Chairman Emeritus. We and all our colleagues are grateful for his decades of visionary leadership and mentorship, and we look forward to continuing to benefit from his participation in his new role.

We appreciate your continued support and investment, and we look forward to updating you on our progress in the year ahead.

Sincerely,

Robert R. Bennett
Chairman
Liberty Media Corporation

Derek Chang
President and CEO
Liberty Media Corporation

STOCK PERFORMANCE

On April 15, 2016, Liberty Media's former Series A, Series B and Series C common stock was recapitalized into common stock of three tracking stock groups: the Liberty SiriusXM Group (Nasdaq: LSXMA, LSXMB, LSXMK), the Formula One Group (Nasdaq: FWONA, FWONK) (formerly known as the Liberty Media Group (Nasdaq: LMCA, LMCK)) and the Braves Group (Nasdaq: BATRA, BATRK).

On July 18, 2023, Liberty Media completed the split-off of Atlanta Braves Holdings, Inc. into a separate publicly traded company.

On August 3, 2023, Liberty Media completed the reclassification of its former Liberty SiriusXM common stock and Liberty Formula One common stock into three new tracking stocks: new Liberty SiriusXM common stock (Nasdaq: LSXMA, LSXMB, LSXMK), new Liberty Formula One common stock (Nasdaq: FWONA, FWONK) and Liberty Live common stock (Nasdaq: LLYVA, LLYVK) (the "2023 Liberty Media reclassification").

On September 9, 2024, Liberty Media completed the split-off of an entity ("New SiriusXM") which held the businesses, assets and liabilities formerly attributed to the Liberty SiriusXM Group, and subsequent merger of New SiriusXM with Sirius XM Holdings, Inc. to create a new public company that continues to operate under the Sirius XM name and brand (Nasdaq: SIRI).

On December 15, 2025, Liberty Media completed the split-off of the Liberty Live Group into Liberty Live Holdings, Inc., a separate publicly traded company (the "Split-Off"). As a result of the Split-Off, Liberty Media no longer has a tracking stock structure. Prior to the Split-Off, Quint and other private assets were reattributed from Liberty Media's Formula One Group to Liberty Media's Liberty Live Group.

The following graph compares the percentage change in the cumulative total stockholder return on an investment in our Series A and Series C Liberty Formula One common stock (Nasdaq: FWONA, FWONK), including the impact of the distribution of Atlanta Braves Holdings, Inc. Series C common stock to Liberty Formula One stockholders and the distribution of Liberty Live Group common stock to Liberty Formula One stockholders as part of the 2023 Liberty Media reclassification, from December 31, 2020 through December 31, 2025, to the S&P 500 Index and the S&P 500 Media Index.



	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
SERIES A LIBERTY FORMULA ONE	$100.00	$156.20	$140.64	$159.75	$231.63	$247.46
SERIES C LIBERTY FORMULA ONE	$100.00	$148.45	$140.33	$154.64	$226.95	$242.28
S&P 500 INDEX	$100.00	$126.89	$102.22	$126.99	$156.59	$182.25
S&P 500 MEDIA INDEX	$100.00	$126.68	$70.86	$117.32	$165.12	$223.77

INVESTMENT SUMMARY

Libertymedia.com/about/asset-list
(Based on publicly available information as of January 31, 2026)

Liberty Media owns interests in media, sports and entertainment businesses.

The following table sets forth some of Liberty Media's assets that may be held directly or indirectly through partnerships, joint ventures, common stock investments and/or instruments convertible into common stock. Ownership percentages in the table are approximate and, where applicable, assume conversion to common stock by Liberty Media and, to the extent known by Liberty Media, other holders. In some cases, Liberty Media's interest may be subject to buy/sell procedures, repurchase rights or dilution.

ENTITY	DESCRIPTION OF OPERATING BUSINESS	ATTRIBUTED SHARE COUNT[1] (in millions)	ATTRIBUTED OWNERSHIP[2]
Formula 1	Formula 1, which began in 1950, is an iconic global motorsports business.	N/A	100%
MotoGP Sports Entertainment Group	MotoGP Sports Entertainment Group is the exclusive commercial rights holder to MotoGP™, one of the most thrilling sports on earth, and other renowned motorcycle racing championships.	N/A	84%
Diameter Onshore Fund LP	Credit focused hedge fund.	N/A	<1%
F1 Arcade	Experiential entertainment concept licensed by F1 featuring full-motion racing simulators.	N/A	24%[3]
Griffin Gaming Fund	Gaming focused venture capital fund.	N/A	3%
Kroenke Arena Company, LLC	Owner of Ball Arena, a sports and entertainment facility in Denver, Colorado. Liberty Media's interest in Kroenke Arena Company, LLC includes an ~7% profits interest based on the value of the Denver Nuggets and Colorado Avalanche professional sports teams. The profits interest becomes payable upon a sale of such teams, or upon Liberty Media's exercise of a put right on its interest.	N/A	7%
LV Diamond Property I, LLC	Owner of approximately 40 acres in the Las Vegas, Nevada area on which the paddock building for the Formula 1 Las Vegas Grand Prix.	N/A	100%
Overtime Sports, Inc.	A sports media company geared toward next generation sports fans and athletes. Overtime distributes original content and runs Overtime Elite, a professional basketball league for 16-19 year olds.	N/A	7%

Note: Table above includes holdings with owned asset value greater than $5 million.

1) Applicable only for publicly-traded entities.

2) Represents undiluted ownership interest unless otherwise noted. All ownership percentages are based on publicly available information as of January 31, 2026 unless otherwise noted.

3) Includes ownership stake held at Formula 1.

(This page has been left blank intentionally.)

FINANCIAL INFORMATION

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Liberty Media Corporation ("Liberty," the "Company," "we," "us," and "our") has three series of common stock. Series A, Series B and Series C Liberty Formula One common stock trade or are quoted under the symbols FWONA/B/K, respectively. Series A and Series C Liberty Formula One common stock trade on the Nasdaq Global Select Market, and Series B Liberty Formula One common stock is quoted on the OTC Markets. Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq's website at www.nasdaq.com.

The following table sets forth the range of high and low sales prices of our Series B Liberty Formula One common stock for the years ended December 31, 2025 and 2024. There is no established public trading market for our Series B Liberty Formula One common stock. The over-the-counter market quotations for our Series B Liberty Formula One common stock reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Formula One Group Series B (FWONB)	
	High	Low
2024		
First quarter	$ 65.00	60.00
Second quarter	$ 66.50	58.51
Third quarter	$ 72.13	63.96
Fourth quarter	$ 85.00	69.00
2025		
First quarter	$ 88.00	81.00
Second quarter	$ 90.00	70.00
Third quarter	$ 95.00	87.25
Fourth quarter	$ 96.00	83.96

Holders

As of January 31, 2026, there were 683, 38 and 715 holders of our Series A, Series B and Series C common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

Dividends

We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations.

Purchases of Equity Securities by the Issuer

Share Repurchase Programs

In November 2019, our board of directors authorized the repurchase of $1 billion of the Company's common stock. In May 2022, our board of directors authorized the repurchase of an additional $1 billion of the Company's common stock.

There were no repurchases of Liberty Formula One common stock during the three months ended December 31, 2025. As of December 31, 2025, approximately $1.1 billion was available for future share repurchases under our share repurchase program.

During the three months ended December 31, 2025, no shares of Series A or Series C Liberty Formula One common stock were surrendered by certain of our officers and employees to pay withholding taxes and other deductions in connection with the vesting of their restricted stock and restricted stock units.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto. See note 4 in the accompanying consolidated financial statements for an overview of accounting standards that we have adopted or that we plan to adopt that have had or may have an impact on our financial statements.

<u>Overview</u>

Liberty, through its subsidiaries, is primarily engaged in the motorsport and live entertainment industries.

Formula 1 is a wholly-owned subsidiary and is also a reportable segment. Formula 1 is a global motorsports business that holds exclusive commercial rights with respect to the Federation Internationale de l'Automobile ("FIA") Formula One World Championship (the "F1 Championship"), an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. The F1 Championship takes place on various circuits with a varying number of events ("Formula 1 Events") taking place in different countries around the world each season. Formula 1 is responsible for the commercial exploitation and development of the F1 Championship as well as various aspects of its management and administration.

On July 3, 2025, the Company acquired approximately 84% of the equity interests in MotoGP Sports Entertainment Group, S.L. (formerly, Dorna Sports, S.L.) ("MotoGP") for a preliminary purchase price of approximately $3,659 million (approximately €3,122 million). MotoGP, a reportable segment, is a global motorsports business that holds exclusive commercial rights to the Fédération Internationale de Motocyclisme ("FIM") Grand Prix World Championship (the "MotoGP Championship"), an annual, approximately nine-month long, motorcycle racing competition in which riders compete for the Riders' Championship, teams (the "MotoGP Teams") compete for the Teams' Championship and engine manufacturers compete for the Manufacturers' Championship. MotoGP is responsible for the commercial exploitation and development of the MotoGP Championship.

Our "Corporate and Other" category includes corporate expenses and investments and related financial instruments in other companies. QuintEvents, LLC ("QuintEvents") was a consolidated subsidiary of the Company and was included in "Corporate and Other" until the Liberty Live Split-Off (defined below). Braves Holdings, LLC ("Braves Holdings") was a consolidated subsidiary of the Company and was included in "Corporate and Other" until the Atlanta Braves Holdings Split-Off (defined below).

The Company previously had a tracking stock structure. A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. The Company completed the transactions disclosed below to separate certain collections of businesses, assets and liabilities into separate publicly traded companies.

On July 18, 2023, the Company completed the split-off (the "Atlanta Braves Holdings Split-Off") of its wholly owned subsidiary, Atlanta Braves Holdings, Inc. ("Atlanta Braves Holdings"). The Atlanta Braves Holdings Split-Off was accomplished by a redemption by the Company of each outstanding share of Liberty Braves common stock in exchange for one share of the corresponding series of Atlanta Braves Holdings common stock. Atlanta Braves Holdings was comprised of the businesses, assets and liabilities attributed to the Liberty Braves Group (the "Braves Group") immediately prior to the Atlanta Braves Holdings Split-Off, except for the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and Liberty Formula One Group (the "Formula One Group"), which were settled and extinguished in connection with the Atlanta Braves Holdings Split-Off.

On August 3, 2023, the Company reclassified its then-outstanding shares of common stock into three new tracking stocks—Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock, and, in connection therewith, provided for the attribution of the businesses, assets and liabilities of the Company's then-remaining tracking stock groups among its newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group (the "Reclassification"). As a result of the Reclassification, each then-outstanding share of Liberty SiriusXM common stock was reclassified into one share of the corresponding series of new Liberty SiriusXM common stock and 0.2500 of a share of the corresponding series of Liberty Live common stock and each outstanding share of Liberty Formula One common stock was reclassified into one share of the corresponding series of new Liberty Formula One common stock and 0.0428 of a share of the corresponding series of Liberty Live common stock.

Each of the Atlanta Braves Holdings Split-Off and the Reclassification were intended to be tax-free to stockholders of the Company, except with respect to the receipt of cash in lieu of fractional shares. In July 2024, the Internal Revenue Service (the "IRS") completed its review of the Reclassification and notified the Company that it agreed with the nontaxable characterization of the transaction. In September 2024, the IRS completed its review of the Atlanta Braves Holdings Split-Off and notified the Company that it agreed with the nontaxable characterization of the transaction. The Atlanta Braves Holdings Split-Off and the Reclassification are reflected in the Company's consolidated financial statements on a prospective basis.

On September 9, 2024, the Company completed the split-off (the "Liberty Sirius XM Holdings Split-Off") of its wholly owned subsidiary, Liberty Sirius XM Holdings Inc. ("Liberty Sirius XM Holdings"). The Liberty Sirius XM Holdings Split-Off was accomplished through the redemption by the Company of each outstanding share of Liberty SiriusXM common stock in exchange for 0.8375 of a share of Liberty Sirius XM Holdings common stock, with cash paid in lieu of fractional shares. Liberty Sirius XM Holdings was comprised of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group immediately prior to the Liberty Sirius XM Holdings Split-Off. The Liberty Sirius XM Holdings Split-Off was intended to be tax-free to holders of Liberty SiriusXM common stock (except with respect to cash received in lieu of fractional shares). Prior to the Reclassification, Liberty's interest in Live Nation Entertainment, Inc. ("Live Nation"), Liberty's 0.5% Exchangeable Senior Debentures due 2050 and a margin loan secured by shares of Live Nation were attributed to the Liberty SiriusXM Group. Liberty Sirius XM Holdings is presented as a discontinued operation in the accompanying consolidated financial statements.

On December 15, 2025, the Company completed the split-off (the "Liberty Live Split-Off") of its wholly owned subsidiary, Liberty Live Holdings, Inc. ("Liberty Live Holdings"). The Liberty Live Split-Off was accomplished by a redemption by the Company of each outstanding share of its Liberty Live common stock in exchange for one share of the corresponding series of common stock of Liberty Live Holdings. Liberty Live Holdings was comprised of the businesses, assets and liabilities attributed to the Liberty Live Group. Immediately prior to the Liberty Live Split-Off, QuintEvents, certain private assets and approximately $172 million of cash were reattributed from the Formula One Group to the Liberty Live Group in exchange for certain private assets. The Liberty Live Split-Off was intended to be tax-free to stockholders of the Company.

Live Nation was an equity method affiliate of the Company until the Liberty Live Split-Off. The Company's investment in Live Nation (including related debt and derivative instruments) and corporate cash and expenses previously attributed to the Liberty Live Group are presented as discontinued operations in the Company's consolidated financial statements.

Prior to the Liberty Live Split-Off, the Formula One Group was primarily comprised of Liberty's interests in Formula 1, MotoGP and QuintEvents, cash and Liberty's 2.25% Convertible Senior Notes due 2027 (as defined in note 8 to the accompanying consolidated financial statements). As previously disclosed, QuintEvents, certain private assets and approximately $172 million of cash were reattributed from the Formula One Group to the Liberty Live Group in exchange for certain other private assets immediately prior to the Liberty Live Split-Off. Following the Liberty Live Split-Off, the Company's only remaining outstanding common stock, the Liberty Formula One common stock, is no longer a tracking stock.

Strategies and Challenges of Business Units

Formula 1. Formula 1's goal is to continue scaling and broadening the successful global reach and widespread appeal of the F1 Championship in order to maximize financial performance of the business and the overall value of Formula 1 as a sport. Key factors of this strategy include:

- Maximizing the value of Formula 1's commercial rights;

- o Leveraging high demand and positive competitive tension for Formula 1 Events to ensure the quality and value of every race slot

- o Maximizing media rights across markets, including through collaboration with new distribution partners to engage consumers in new and unique ways

- o Continuing to grow sponsorship revenue by creating value for global and regional partners through the optimization of physical, virtual and experiential assets on and off the track

- o Evolving Formula 1's hospitality and experience business to continue providing best-in-class Paddock Club experiences, together with new premium offerings

- o Deepening fan engagement and cultural relevance through licensing arrangements with the world's most beloved brands

- Augmenting Formula 1's diverse and valuable fanbase by expanding the ways in which it interacts with fans driving deeper fan engagement and enhancing access to monetizable fan data;

- Continuing to improve on-track competition and enhance the value of the participating Formula 1 Teams; and

- Improving the environmental and social impact of Formula 1 and its related activities by delivering Net Zero by 2030, leaving a legacy of positive change wherever it races, and building a more diverse and inclusive sport.

MotoGP. MotoGP's goal is to strengthen brand awareness, increase global reach, expand the fan base and continue to scale the monetization of the business. Key factors of this strategy include:

- Growing MotoGP in markets where it is not traditionally present and expanding global cultural relevance, including through better storytelling of the sport, MotoGP Teams and riders;

- Maximizing the value of MotoGP's commercial rights by leveraging improved brand awareness to, among other things, enhance demand for media rights, increase interest in and competition for race slots and attract a broader array of partners to expand sponsorship revenue opportunities;

- Transforming races to attract and engage fans through enhancing onsite fan experience, elevating global standards of event production and strengthening circuit collaboration with promoters;

- Innovating the sport to ensure MotoGP maintains its on-track competitive balance and safety levels and continues to engage and excite fans;

- Cultivating a sustainable pipeline of future athlete talent to diversify riders outside of Spain/Italy and raising rider profiles to increase their global relevance; and

- Enhancing the environmental and social impact of MotoGP through a dual approach focused on collaboration with local promoters to implement sustainable event management practices and provide benefit to local communities and collaboration with manufacturers and partners to develop market-ready solutions for sustainability and road safety.

Results of Operations—Consolidated

General. Provided in the tables below is information regarding our Consolidated Operating Results and Other Income and Expense, as well as information regarding the contribution to those items from our consolidated reportable segments. The "Corporate and Other" category consists of those assets or businesses which do not qualify as a separate reportable segment. For a more detailed discussion and analysis of the financial results of our principal reportable segment, see "Results of Operations—Businesses" below.

QuintEvents was a subsidiary of the Company and Live Nation was an equity method affiliate of the Company until the Liberty Live Split-Off on December 15, 2025. QuintEvents is not presented as a discontinued operation in the Company's consolidated financial statements as the divestiture of QuintEvents through the Liberty Live Split-Off did not represent a strategic shift that had a major effect on the Company's operations and financial results. The Company's investment in Live Nation (including related debt and derivative instruments) and corporate cash and expenses previously attributed to the Liberty Live Group are presented as discontinued operations in the Company's consolidated financial statements.

A discussion regarding our financial condition and results of operations for fiscal year 2025 compared to fiscal year 2024 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2024 compared to fiscal year 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report for the year ended December 31, 2024.

Consolidated Operating Results

	Years ended December 31,	
	2025	2024
	amounts in millions	
Revenue		
Formula 1	$ 3,873	3,411
MotoGP	325	—
Corporate and other	414	373
Elimination	(130)	(131)
Consolidated Liberty	$ 4,482	3,653
Operating Income (Loss)		
Formula 1	$ 632	492
MotoGP	38	—
Corporate and other	(93)	(205)
Consolidated Liberty	$ 577	287
Adjusted OIBDA		
Formula 1	$ 946	791
MotoGP	117	—
Corporate and other	5	(17)
Consolidated Liberty	$ 1,068	774

Revenue. Our consolidated revenue increased $829 million for the year ended December 31, 2025, as compared to the prior year, driven by increases in Formula 1 revenue and revenue from MotoGP, which was acquired in July 2025. See "Results of Operations—Businesses" below for a more complete discussion of the results of operations of Formula 1 and MotoGP.

Operating income. Our consolidated operating income increased $290 million for the year ended December 31, 2025, as compared to the prior year, driven by an increase in Formula 1's operating income, a decrease in QuintEvents' operating loss, largely driven by the goodwill impairment recorded during the year ended December 31, 2024, disclosed below, and the acquisition of MotoGP in July 2025. See "Results of Operations—Businesses" below for a more complete discussion of the results of operations of Formula 1 and MotoGP.

Stock-based compensation. Stock-based compensation includes compensation related to options, stock appreciation rights, restricted stock awards, restricted stock units, performance-based restricted stock units and other stock-based awards granted to officers, employees, nonemployee directors and employees of our subsidiaries. We recorded $21 million and $30 million of stock-based compensation expense for the years ended December 31, 2025 and 2024, respectively. The decrease in 2025 as compared to 2024 is primarily due to a decrease in corporate and other stock-based compensation expense.

As of December 31, 2025, the total unrecognized compensation cost related to unvested Liberty equity awards was approximately $52 million. Such amount will be recognized in our consolidated statements of operations over a weighted average period of approximately 2.3 years.

See "Results of Operations—Businesses" below for a more complete discussion of the results of operations of Formula 1.

Impairment and acquisition costs. QuintEvents recognized a goodwill impairment loss of $73 million during the year ended December 31, 2024. See note 7 to the accompanying consolidated financial statements for additional information. The Company recorded $27 million and $32 million of acquisition costs, primarily related to MotoGP, during the years ended December 31, 2025 and 2024, respectively.

Adjusted OIBDA. To provide investors with additional information regarding our financial results, we also disclose Adjusted OIBDA, which is a non-GAAP (as defined below) financial measure. We define Adjusted OIBDA as operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, Concorde incentive payments and restructuring, acquisition and impairment charges. Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA:

	Years ended December 31,	
	2025	2024
	amounts in millions	
Operating income (loss)	$ 577	287
Stock-based compensation	21	30
Depreciation and amortization	393	352
Concorde incentive payments	50	—
Impairment and acquisition costs	27	105
Adjusted OIBDA	$ 1,068	774

Consolidated Adjusted OIBDA increased $294 million for the year ended December 31, 2025, as compared to the prior year, primarily due to an increase in Formula 1 Adjusted OIBDA and the acquisition of MotoGP in July 2025. See "Results of Operations—Businesses" below for a more complete discussion of the results of operations of Formula 1 and MotoGP.

Other Income and Expense

Components of Other Income (Expense) are presented in the table below.

| | Years ended December 31, | |
| | 2025 | 2024 |
	amounts in millions	
Interest expense	$ (249)	(208)
Realized and unrealized gains (losses) on financial instruments, net . .	288	(139)
Other, net	117	60
	$ 156	(287)

Interest expense.   Interest expense increased $41 million for the year ended December 31, 2025, as compared to the prior year, primarily due to an increase in the average amount of debt outstanding, partially offset by a decrease in the interest rate on Formula 1's Senior Loan Facilities (as defined in note 8 to the accompanying consolidated financial statements).

Realized and unrealized gains (losses) on financial instruments, net.   Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the following:

| | Years ended December 31, | |
| | 2025 | 2024 |
	amounts in millions	
Debt measured at fair value	$ (6)	(95)
Foreign currency forward contracts	335	(138)
Interest rate swaps	(41)	103
Debt and equity securities	(12)	(5)
Other	12	(4)
	$ 288	(139)

Changes in unrealized gains (losses) on debt measured at fair value are due to market factors primarily driven by changes in the fair value of the underlying shares into which the debt is exchangeable. Changes in unrealized gains (losses) on foreign currency forward contracts are driven by changes in foreign currency exchange rates. Gains (losses) on interest rate swaps are primarily driven by changes in the fair value of Formula 1's interest rate swaps and realized gains (losses) on Formula 1's interest rate swaps. The changes in unrealized gains (losses) on debt and equity securities (as defined in note 4 of our accompanying consolidated financial statements) are due to market factors primarily driven by changes in the fair value of the stock underlying these financial instruments.

Other, net.   Other, net income increased $57 million during the year ended December 31, 2025, as compared to the prior year, primarily driven by gains on the disposition of assets in the current year, losses on early extinguishment of debt in the prior year, an increase in interest and dividend income and foreign currency exchange gains in the current year compared to foreign currency exchange losses in the prior year, partially offset by debt modification costs in the current year.

Income taxes. Earnings (losses) from continuing operations before income taxes and income tax (expense) benefit are as follows:

| | Years ended December 31, | |
| | 2025 | 2024 |
	dollar amounts in millions	
Earnings (loss) from continuing operations before income taxes	$ 733	—
Income tax (expense) benefit	(137)	(44)
Effective income tax rate	19%	n/m

- During 2025, the Company recognized income tax expense less than the expected federal rate of 21% primarily due to certain gains that are not taxable, partially offset by earnings in foreign jurisdictions taxed at rates higher than the 21% U.S. federal rate and an increase in our valuation allowance.

- Due to zero net earnings (loss) from continuing operations for the year ended December 31, 2024, the Company's effective tax rate was not meaningful, "n/m." During 2024, the Company recognized income tax expense primarily due to certain losses that are not deductible for tax purposes, partially offset by tax benefits related to stock-based compensation and earnings in foreign jurisdictions taxed at rates lower than the 21% U.S. federal rate.

Net earnings (loss) from continuing operations. We had net earnings from continuing operations of $596 million and net losses from continuing operations of $44 million for the years ended December 31, 2025 and 2024, respectively. The change in net losses from continuing operations was the result of the above-described fluctuations in our revenue, expenses and other gains and losses.

Liquidity and Capital Resources

As of December 31, 2025, substantially all of our cash and cash equivalents were invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.

The following are potential sources of liquidity: available cash balances, cash generated by the operating activities of our subsidiaries (to the extent such cash exceeds the working capital needs of the subsidiaries and is not otherwise restricted), proceeds from net asset sales, monetization of our investment portfolio, borrowings under outstanding or new debt instruments, equity issuances, and dividend and interest receipts.

Liberty currently does not have a corporate debt rating.

As of December 31, 2025, Liberty's cash and cash equivalents were as follows (amounts in millions):

Formula 1	$ 539
MotoGP	197
Corporate and other	319
Total	$ 1,055

Cash held by Formula 1 is accessible by Liberty, except when a restricted payment ("RP") test imposed by the first lien term loan and the revolving credit facility at Formula 1 is not met. Pursuant to the RP test, Liberty does not have unlimited access to Formula 1's cash when Formula 1's leverage ratio (defined as net debt divided by covenant earnings before interest, tax, depreciation and amortization for the trailing twelve months) exceeds a certain threshold. During the year ended December 31, 2025, Formula 1 distributed $2.5 billion to Liberty and the RP test was met, pro forma for such distribution. If distributions are made in the future, the RP test, pro forma for such distributions, would have to be met. Cash held by MotoGP is accessible by Liberty, except when a RP test imposed by MotoGP's Credit Facilities (as defined in note 8 to the accompanying consolidated financial statements) is not met. Pursuant to the RP test, Liberty does not have unlimited access to MotoGP's cash when MotoGP's leverage ratio exceeds a certain threshold. As of December 31, 2025, MotoGP has not made any distributions to Liberty. If distributions are made in the future, the RP test, pro forma for such distributions, would have to be met. Liberty believes that it currently has appropriate legal structures in place to repatriate foreign cash as tax efficiently as possible and meet the business needs of the Company.

The Company, Formula 1 and MotoGP are in compliance with all debt covenants as of December 31, 2025.

The cash provided (used) by our continuing operations was as follows:

	Years ended December 31,	
	2025	2024
	amounts in millions	
Net cash provided (used) by operating activities	$ 908	567
Net cash provided (used) by investing activities	$ (3,202)	(292)
Net cash provided (used) by financing activities	$ 694	965

Liberty's primary uses of corporate cash during the year ended December 31, 2025 (excluding cash used by Formula 1 and MotoGP) was $3,267 million for the acquisition of MotoGP, net of cash acquired, funded with cash on hand and borrowings under Formula 1's Senior Loan Facilities, which were distributed to Liberty, as described above.

During the year ended December 31, 2025, Formula 1's primary use of cash was $117 million of capital expenditures, funded by cash from operations.

The projected uses of Liberty's cash (excluding Formula 1 and MotoGP's uses of cash) are the investment in new or existing businesses, debt service and the potential buyback of common stock under the approved share buyback program. Liberty expects to fund its projected uses of cash with the potential sources of liquidity identified above or distributions from operating subsidiaries. Net payments of income tax liabilities may be required to settle items under discussion with tax authorities.

Formula 1's uses of cash are expected to be capital expenditures and debt service payments. Liberty expects Formula 1 to fund its projected uses of cash with cash on hand and cash provided by operations.

MotoGP's uses of cash are expected to be debt service payments. Liberty expects MotoGP to fund its projected uses of cash with cash on hand and cash provided by operations.

We believe that the available sources of liquidity are sufficient to cover our projected future uses of cash.

Off-Balance Sheet Arrangements and Material Cash Requirements

Information concerning the amount and timing of required payments, both accrued and off-balance sheet, excluding uncertain tax positions as it is indeterminable when payments will be made, is summarized below.

	Payments due by period				
	Total	**Less than 1 year**	**2 - 3 years**	**4 - 5 years**	**After 5 years**
	amounts in millions				
Material Cash Requirements					
Long-term debt (1)	$ 5,022	52	642	838	3,490
Motorsport agreement obligations (2)	2,878	165	165	168	2,380
Interest payments (3)	1,274	241	472	391	170
Operating lease obligations	27	5	10	7	5
Short-term leases (4)	46	16	30	—	—
Other obligations	2	2	—	—	—
Total consolidated	$ 9,249	481	1,319	1,404	6,045

(1) Amounts are stated at the face amount at maturity of our debt instruments and may differ from the amounts stated in our consolidated balance sheet to the extent debt instruments (i) were issued at a discount or premium or (ii) have elements which are reported at fair value in our consolidated balance sheet. Amounts do not assume additional borrowings or refinancings of existing debt.

(2) Amounts are based on agreements between (i) Formula 1 and the FIA for annual regulatory services the FIA is obligated to provide to the F1 Championship until the end of 2110, (ii) MotoGP and the FIM granting MotoGP the exclusive right to commercially manage, promote and organize the MotoGP Championship until December 31, 2060 and (iii) MotoGP and the International Road-Racing Teams Association ("IRTA") securing the commitment of the MotoGP Teams to continue participating in the MotoGP Championship until December 31, 2026.

(3) Amounts (i) are based on our outstanding debt at December 31, 2025, (ii) assume the interest rates on our variable rate debt remain constant at the December 31, 2025 rates and (iii) assume that our existing debt is repaid at maturity.

(4) The Company does not recognize lease liabilities for short-term leases, which are those leases with a term of twelve months or less or leases with non-consecutive periods of use that total twelve months or less at the lease commencement date. Certain short-term leases that include non-consecutive periods of use extend over multiple years.

Critical Accounting Estimates

The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with our audit committee.

Non-Financial Instrument Valuations. Our non-financial instrument valuations are primarily comprised of our determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations, our annual assessment of the recoverability of our goodwill and other nonamortizable intangibles, such as trademarks, and our evaluation of the recoverability of our other long-lived assets upon certain triggering events. If the carrying value of our long-lived assets exceeds their estimated fair value, we are required to write the carrying value down to fair value. Any such write-down is included in impairment, restructuring and acquisition costs, net of recoveries in our consolidated statement of operations. A high degree of judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from our long-lived assets may differ from our estimate of fair value.

As of December 31, 2025, Formula 1 had $3,956 million of goodwill and MotoGP had $3,069 million of goodwill.

We perform our annual assessment of the recoverability of our goodwill and other nonamortizable intangible assets in the fourth quarter each year, or more frequently if events and circumstances indicate impairment may have occurred. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

Income Taxes. We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

Results of Operations—Businesses

Formula 1. Formula 1 is a global motorsports business that holds exclusive commercial rights with respect to the F1 Championship, an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. The F1 Championship takes place on various circuits throughout the world. Formula 1 derives its primary revenue from the commercial exploitation and development of the F1 Championship through a combination of race promotion, media rights and sponsorship arrangements. A significant majority of the race promotion, media rights and sponsorship contracts specify payments in advance and annual increases in the fees payable over the course of the contracts.

The 2025 F1 Championship calendar consisted of the same 24 Formula 1 Events that were held in 2024, except in a different order.

Prior to the Liberty Live Split-Off, Formula 1's results included intercompany revenue from QuintEvents that was eliminated in consolidation. Subsequent to the Liberty Live Split-Off, QuintEvents is no longer a subsidiary of the Company and such revenue is not eliminated.

Formula 1's operating results were as follows:

		Years ended December 31,	
		2025	2024
		dollar amounts in millions	
Primary Formula 1 revenue	$	3,086	2,757
Other Formula 1 revenue		787	654
Total motorsport revenue		3,873	3,411
Operating expenses:			
Cost of motorsport revenue, excluding Concorde incentive payments		(2,581)	(2,332)
Selling, general and administrative expenses		(346)	(288)
Adjusted OIBDA		946	791
Concorde incentive payments		(50)	—
Stock-based compensation		(1)	(3)
Depreciation and amortization		(263)	(296)
Operating income (loss)	$	632	492
Number of Formula 1 Events		24	24

Primary Formula 1 revenue is derived from the commercial exploitation and development of the F1 Championship through a combination of the following:

- Race promotion fees - earned from granting the rights to host, stage and promote each Formula 1 Event on the F1 Championship calendar, fees from certain race promoters to license additional commercial rights from Formula 1 to secure Formula 2, Formula 3 and F1 Academy races at Formula 1 Events, technical service fees from promoters to support the origination of program footage and ticketing revenue from Formula 1's direct promotion of the Las Vegas Grand Prix

- Media rights fees - earned from licensing the right to broadcast Formula 1 Events and Formula 2 and Formula 3 races on television and other platforms, F1 TV subscriptions and other related services, the origination of program footage, footage from Formula 1's archives and the licensing of radio broadcast and other ancillary media rights

- Sponsorship fees - earned from the sale of F1 Championship and Formula 1 Event-related advertising and sponsorship rights and the servicing of such rights, rights to advertise on Formula 1's digital platforms and at non-Championship related events

Primary Formula 1 revenue increased $329 million during the year ended December 31, 2025, as compared to the prior year. Media rights revenue increased during the year ended December 31, 2025, as compared to the prior year, due to the effect of contractual increases in fees, the continued growth in F1 TV subscription revenue and the recognition of one-time revenue associated with the release of the F1 movie. Race promotion revenue increased during the year ended December 31, 2025, as compared to the prior year, primarily due to contractual increases in fees. Sponsorship revenue increased during the year ended December 31, 2025, as compared to the prior year, primarily due to revenue from new sponsors, contractual increases in revenue from existing sponsors and growth in digital advertising revenue.

Other Formula 1 revenue is generated from miscellaneous and ancillary sources primarily related to the sale of tickets to the Paddock Club at most Formula 1 Events, facilitating the shipment of cars and equipment to and from Formula 1 Events outside of Europe, the sale of hospitality and experiences at the Las Vegas Grand Prix, the operation of the Formula 2, Formula 3 and F1 Academy series, other licensing opportunities, various television production activities and the operations at the Grand Prix Plaza site in Las Vegas, including karting, other activations and hosting corporate events.

Other Formula 1 revenue increased $133 million during the year ended December 31, 2025, as compared to the prior year, primarily due to higher hospitality revenue, driven by increased attendance at, and revenue from, the Paddock Club and other premium hospitality offerings, growth in licensing income, higher freight income due to the different routes flown and the pass through of increased freight costs and income from new activities at Grand Prix Plaza in Las Vegas.

Cost of motorsport revenue consists of team payments and other costs of motorsport revenue. Other costs of motorsport revenue are largely variable in nature and relate to both primary and other Formula 1 revenue. The largest components of other costs of motorsport revenue are costs related to promoting, organizing and delivering the Las Vegas Grand Prix, hospitality costs, which are principally related to catering and other aspects of the production and delivery of hospitality offerings at the Las Vegas Grand Prix and the Paddock Club at other Formula 1 Events, and costs incurred in the provision and sale of freight, travel and logistical services. Other costs of motorsport revenue also include sponsorship and digital product sales' commissions, circuit rights' fees payable under various agreements with race promoters to acquire certain commercial rights at Formula 1 Events, including the right to sell advertising, hospitality and support race opportunities, annual FIA regulatory fees, Formula 2 and Formula 3 cars, parts and maintenance services, costs related to the F1 Academy series, television production and post-production services, advertising production services, digital and social media activities and the operation of various activities at Grand Prix Plaza.

	Years ended December 31,	
	2025	2024
	amounts in millions	
Team payments, excluding Concorde incentive payments	$ (1,400)	(1,266)
Other costs of motorsport revenue	(1,181)	(1,066)
Cost of motorsport revenue, excluding Concorde incentive payments	$ (2,581)	(2,332)

Cost of motorsport revenue increased $249 million during the year ended December 31, 2025, as compared to the prior year.

Team payments increased $134 million during the year ended December 31, 2025, as compared to the prior year, driven by the increase in Formula 1 revenue and the associated impact on the calculation of variable Formula 1 prize fund elements, which are calculated with reference to Formula 1's revenue and costs.

Other costs of motorsport revenue increased $115 million during the year ended December 31, 2025, as compared to the prior year, primarily due to higher commissions and partner servicing costs associated with increased Primary Formula 1 revenue streams, higher hospitality costs from increased Paddock Club attendance, higher freight costs associated with the freight movements required as a result of the different order of Formula 1 Events and cost inflation, increased costs from various activities at Grand Prix Plaza, higher travel costs, higher race promotion costs to support the servicing of new sponsors and higher technical costs, partially offset by decreases in hospitality and event promotion costs at the Las Vegas Grand Prix.

Selling, general and administrative expenses include personnel costs, legal, professional and other advisory fees, bad debt expense, rental expense, information technology costs, insurance premiums, maintenance and utility costs and other general office administration costs. Selling, general and administrative expenses increased $58 million during the year ended December 31, 2025, as compared to the prior year, driven by higher personnel and marketing costs, including the costs associated with the 75th season launch event.

Concorde incentive payments represent one-time fees paid to the teams upon signing the 2026 Concorde Commercial Agreement. Such payments are excluded from Adjusted OIBDA for the year ended December 31, 2025.

Stock-based compensation expense decreased $2 million during the year ended December 31, 2025, as compared to the prior year, driven by longer vesting periods for stock options and restricted stock units granted in 2025 than stock options and restricted stock units granted in 2024.

Depreciation and amortization includes depreciation of fixed assets and amortization of intangible assets. Depreciation and amortization decreased $33 million during the year ended December 31, 2025, as compared to the prior year, primarily due to decreases in amortization expense related to certain intangible assets acquired in the acquisition of Formula 1 by Liberty.

MotoGP.   MotoGP is a global motorsports business that holds exclusive commercial rights to the MotoGP Championship and other motorcycle racing championships. The MotoGP Championship is comprised of a varying number of MotoGP Events, which are inclusive of MotoGP, Moto2 and Moto3, taking place in different countries around the world each season. MotoGP derives its primary revenue from the commercial exploitation and development of the MotoGP Championship through a combination of media rights, race promotion and sponsorship arrangements. A significant majority of the media rights, race promotion and sponsorship contracts specify payments in advance and annual increases in the fees payable over the course of the contracts. The 2025 MotoGP Championship was comprised of 22 MotoGP Events and the 2024 MotoGP Championship was comprised of 20 MotoGP Events.

Liberty acquired approximately 84% of the equity interests of MotoGP on July 3, 2025 and applied acquisition accounting and consolidated the results of MotoGP from that date. Although MotoGP's results are only included in Liberty's results for the period from July 3, 2025 through December 31, 2025, we believe a discussion of MotoGP's results for all periods presented promotes a better understanding of the overall results of its business. For comparison and discussion purposes, we are presenting the pro forma results of MotoGP for the years ended December 31, 2025 and 2024, inclusive of acquisition accounting adjustments, which primarily impact amortization expense. The pro forma financial information was prepared based on the historical financial information of MotoGP and assuming the acquisition of MotoGP took place on January 1, 2024. The acquisition price allocation related to the MotoGP acquisition is preliminary. Accordingly, the pro forma adjustments are based on this preliminary allocation and have been made solely for the purpose of providing comparative pro forma financial information. The financial information below is presented for illustrative purposes only and does not purport to represent the actual results of operations of MotoGP had the acquisition occurred on January 1, 2024, or to project the results of operations of Liberty for any future periods. The pro forma adjustments are based on available information and certain assumptions that Liberty management believes are reasonable. The pro forma adjustments are directly attributable to the acquisition and are expected to have a continuing impact on the results of operations of Liberty.

Prior to the Liberty Live Split-Off, MotoGP's pro forma operating results included intercompany revenue from QuintEvents that was eliminated in consolidation. Subsequent to the Liberty Live Split-Off, QuintEvents is no longer a subsidiary of the Company and such revenue is not eliminated.

MotoGP's pro forma operating results were as follows:

	Years ended December 31,	
	2025	2024
	amounts in millions	
Primary MotoGP revenue	$ 502	435
Other MotoGP revenue	71	68
Total motorsport revenue	573	503
Operating expenses:		
Cost of motorsport revenue	(292)	(247)
Selling, general and administrative expenses	(80)	(81)
Adjusted OIBDA	201	175
Depreciation and amortization	(147)	(146)
Operating income (loss)	$ 54	29
Number of MotoGP Events	22	20

Primary MotoGP revenue is derived through a combination of media rights fees (earned from licensing the right to broadcast MotoGP Events, VideoPass subscriptions and other related services, the origination of program footage, footage from MotoGP's archives and the licensing of other ancillary media rights), race promotion fees (earned from granting the rights to host, stage and promote MotoGP Events) and sponsorship fees (earned from the sale of MotoGP Championship and MotoGP Event-related advertising and sponsorship rights and the servicing of such rights and rights to advertise on MotoGP's digital platforms).

Primary MotoGP revenue increased $67 million during the year ended December 31, 2025, as compared to the prior year. Media rights revenue increased during the year ended December 31, 2025, as compared to the prior year, primarily due to the effect of contractual increases in fees, the continued growth in VideoPass subscription revenue and a favorable change in currency exchange rates. Race promotion revenue increased during the year ended December 31, 2025, as compared to the prior year, primarily due to the impact of recognizing MotoGP Event-specific revenue from two additional MotoGP Events, contractual increases in fees and a favorable change in currency exchange rates. Sponsorship revenue increased during the year ended December 31, 2025, as compared to the prior year, primarily due to the effect of contractual increases in fees from existing sponsors and a favorable change in currency exchange rates.

Other MotoGP revenue is generated from other motorcycle racing championships, including the FIM World Superbike Championship ("WorldSBK"), hospitality (inclusive of the sale of tickets to the MotoGP VIP Village and MotoGP Premier hospitality programs at most events) and other licensing opportunities.

Other MotoGP revenue increased $3 million during the year ended December 31, 2025, as compared to the prior year, primarily driven by higher hospitality revenue due to two additional MotoGP Events and increased attendance, and a favorable change in currency exchange rates, partially offset by a decrease in contractual fees related to the MotoE Championship.

In describing MotoGP's operating results, the term "currency exchange rates" refers to the foreign currency exchange rates MotoGP uses to convert the operating results for countries where the functional currency is not the U.S. dollar. MotoGP calculates the effect of changes in currency exchange rates as the difference between current period activity translated using the prior period's currency exchange rates. MotoGP refers to the results of this calculation as the impact of currency exchange rate fluctuations. Constant currency operating results, a non-GAAP measure, refers to operating results without the impact of currency exchange rate fluctuations. The disclosure of results in constant currency permits investors to better understand MotoGP's underlying performance without the effects of currency exchange rate fluctuations.

The percentage change in MotoGP's revenue in U.S. dollars and in constant currency was as follows:

	Year ended December 31, 2025		
	U.S. Dollars	Foreign currency exchange impact	Constant currency
Motorsport revenue	13.9 %	5.3 %	8.6 %

For the year ended December 31, 2025, motorsport revenue had a constant currency growth rate of 8.6% versus a U.S. dollar growth rate of 13.9%, the difference of which is attributable to the weakening of the U.S. dollar to the Euro.

Cost of motorsport revenue includes both variable and fixed costs components and relates to both primary and other motorsport revenue. On an annual basis, the largest components of costs of motorsport revenue are costs related to IRTA payments, which are generally fixed on a per race basis with slight variations based on the mix and number of MotoGP Events and escalate on an annual basis, costs related to television productions, advertising and sponsorship materials, the delivery of hospitality offerings, freight travel and annual FIM fees.

Cost of motorsport revenue increased $45 million during the year ended December 31, 2025, as compared to the corresponding period in the prior year, primarily due to two additional MotoGP Events and eight overseas events in 2025 versus seven in 2024, which drove increased IRTA, freight, travel, television production and hospitality costs, and an unfavorable change in currency exchange rates.

Selling, general and administrative expenses include personnel costs, legal, professional and other advisory fees, bad debt expense, rental expense, information technology costs, insurance premiums, maintenance and utility costs and other general office administration costs. Selling, general and administrative expenses decreased $1 million during the year ended December 31, 2025, as compared to the prior year, primarily due to a decrease in bad debt expense, partially offset by higher personnel and marketing costs and an unfavorable change in currency exchange rates.

Depreciation and amortization includes depreciation of property and equipment and amortization of intangible assets. Depreciation and amortization was relatively flat during the year ended December 31, 2025, as compared to the prior year.

Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities and the conduct of operations. Market risk refers to the risk of loss arising from adverse changes in interest rates and foreign currency exchange rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We have achieved this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate.

As of December 31, 2025, our debt is comprised of the following amounts:

Variable rate debt		Fixed rate debt	
Principal amount	Weighted avg interest rate	Principal amount	Weighted avg interest rate
dollar amounts in millions			
$ 2,323	5.2%	$ 2,699	4.3%

MotoGP's functional currency is the Euro. Fluctuations in the Euro / U.S. dollar exchange rate impact the amount of total assets, liabilities, earnings and cash flows for MotoGP included in our consolidated financial statements for, and as of the end of, each reporting period. For example, the strengthening of the U.S. dollar against the Euro will reduce the amount of MotoGP's cash and cash equivalents, intangibles, deferred revenue, current and non-current liabilities, revenue and expenses reported in our consolidated financial statements for, and as of the end of, each reporting period. MotoGP's reported revenue for the year ended December 31, 2025 would have been impacted by approximately $33 million for every 10% change in the Euro / U.S. dollar exchange rate.

Financial Statements and Supplementary Data.

The consolidated financial statements of Liberty Media Corporation are included herein, beginning on Page F-24.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Controls and Procedures.

In accordance with Securities Exchange Act of 1934, as amended (the "Exchange Act") Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and principal accounting and financial officer (the "Executives") and under the oversight of its Board of Directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of

December 31, 2025. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

See page F-19 for *Management's Report on Internal Control Over Financial Reporting.*

See page F-20 for *Report of Independent Registered Public Accounting Firm* for their attestation regarding the effectiveness of our internal control over financial reporting.

In July 2025, the Company acquired MotoGP. As a result of the acquisition, the Company is reviewing the internal controls of MotoGP and is making appropriate changes as deemed necessary. Except for the changes in internal control at MotoGP, there has been no change in the Company's internal control over financial reporting that occurred during the three months ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Other Information.

Insider Trading Arrangements

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2025.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2025, using the criteria in *Internal Control-Integrated Framework (2013),* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2025, the Company's internal control over financial reporting is effective. The Company's assessment of internal control over financial reporting did not include the internal controls of MotoGP Sports Entertainment S.L. (formerly Dorna Sports, S.L.) ("MotoGP") which the Company acquired in the third quarter of 2025. The amount of total assets and revenue of MotoGP included in our consolidated financial statements as of and for the year ended December 31, 2025 was $6,277 million and $325 million, respectively.

The Company's independent registered public accounting firm audited the consolidated financial statements and related notes in the Annual Report and has issued an audit report on the effectiveness of the Company's internal control over financial reporting. Their report appears on page F-20 of this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Liberty Media Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Liberty Media Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 26, 2026 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired MotoGP Sports Entertainment Group, S.L. during 2025, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, MotoGP Sports Entertainment Group, S.L.'s internal control over financial reporting associated with total assets of $6,277 million and total revenues of $325 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of MotoGP Sports Entertainment Group, S.L.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Denver, Colorado
February 26, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Liberty Media Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Liberty Media Corporation and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value of intangible asset acquired in a business combination

As discussed in Notes 3 and 4 to the consolidated financial statements, on July 3, 2025, the Company acquired approximately 84% of the equity interests in MotoGP Sports Entertainment Group, S.L. (MotoGP) for a preliminary purchase price of approximately $3,659 million. The fair value of the Federation Internationale de Motocyclisme (FIM) rightsholder agreement, which provides MotoGP the exclusive commercial rights to operate the MotoGP Championship, was determined using the relief from royalty method. The preliminary acquisition date fair value of the FIM rightsholder agreement intangible asset recorded by the Company was $1,653 million. We identified the evaluation of the estimated acquisition date fair value of the FIM rightsholder agreement intangible asset as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the royalty rate and projected revenue growth rate used to value the FIM rightsholder agreement intangible asset. Changes in these assumptions could have had a significant impact on the acquisition date fair value of the FIM rightsholder agreement. Additionally, involvement of valuation professionals with specialized skills and knowledge was required to assess the royalty rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's purchase accounting process, including controls related to the development and selection of the royalty rate and projected revenue growth rate used to estimate the acquisition date fair value of the FIM rightsholder agreement intangible asset. We performed sensitivity analyses over the projected revenue growth rate to assess the impact of changes in the assumption on the Company's determination of fair value, and we evaluated the reasonableness of the projected revenue growth rate by comparing it to historical MotoGP results. In addition, we involved valuation professionals with specialized skills and knowledge who assisted in evaluating the royalty rate by comparing it against a range of royalty rates that was independently developed using publicly-available market data for comparable agreements, as well as to royalty rates from other comparable valuations.

/s/ KPMG LLP

We have served as the Company's auditor since 2010.

Denver, Colorado
February 26, 2026

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2025 and 2024

	2025	2024
	amounts in millions	
Assets		
Current assets:		
Cash and cash equivalents	$ 1,055	2,631
Trade and other receivables, net.	115	114
Contract assets.	114	114
Other current assets.	89	163
Current assets of discontinued operations (note 2).	—	326
Total current assets	1,373	3,348
Property and equipment, at cost	1,087	1,007
Accumulated depreciation	(219)	(197)
	868	810
Goodwill (note 7)	7,025	4,134
Intangible assets subject to amortization, net (note 7)	5,102	2,689
Deferred income tax assets (note 9)	539	577
Other assets	491	778
Noncurrent assets of discontinued operations (note 2)	—	665
Total assets	$ 15,398	13,001
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 575	649
Current portion of debt (note 8)	52	26
Deferred revenue.	263	267
Financial instrument liabilities (note 6).	—	138
Other current liabilities.	49	54
Total current liabilities	939	1,134
Long-term debt, including $597 million and $588 million measured at fair value, respectively (note 8)	5,048	2,966
Deferred income tax liabilities (note 9)	656	52
Other liabilities	305	241
Noncurrent liabilities of discontinued operations (note 2)	—	1,557
Total liabilities	$ 6,948	5,950

(continued)

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2025 and 2024

	2025	2024
	amounts in millions	
Redeemable noncontrolling interests in equity of subsidiary (note 3)	$ 693	—
Stockholders' equity (notes 10, 12 and 14):		
Preferred stock, $.01 par value. Authorized 50,000,000 shares; no shares issued	—	—
Series A Liberty Formula One common stock, $.01 par value. Authorized 500,000,000 shares at December 31, 2025; issued and outstanding 23,991,058 shares at December 31, 2025 and 23,987,941 shares at December 31, 2024 (note 1)	—	—
Series A Liberty Live common stock, $.01 par value. Authorized 521,400,000 shares at December 31, 2024; issued and outstanding 25,568,345 shares at December 31, 2024 (note 1)	NA	—
Series B Liberty Formula One common stock, $.01 par value. Authorized 18,750,000 shares at December 31, 2025; issued and outstanding 2,381,188 shares at December 31, 2025 and 2,431,602 shares at December 31, 2024 (note 1)	—	—
Series B Liberty Live common stock, $.01 par value. Authorized 19,552,500 shares at December 31, 2024; issued and outstanding 2,536,291 shares at December 31, 2024 (note 1)	NA	—
Series C Liberty Formula One common stock, $.01 par value. Authorized 500,000,000 shares at December 31, 2025; issued and outstanding 224,102,042 shares at December 31, 2025 and 222,839,968 shares at December 31, 2024 (note 1)	2	2
Series C Liberty Live common stock, $.01 par value. Authorized 521,400,000 shares at December 31, 2024; issued and outstanding 63,728,403 shares at December 31, 2024 (note 1)	NA	1
Additional paid-in capital	—	—
Accumulated other comprehensive earnings (loss), net of taxes	(30)	(153)
Retained earnings	7,785	7,179
Total stockholders' equity	7,757	7,029
Noncontrolling interests in equity of subsidiaries	—	22
Total equity	7,757	7,051
Commitments and contingencies (note 15)		
Total liabilities and equity	$ 15,398	13,001

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Operations

Years ended December 31, 2025, 2024 and 2023

	2025	2024	2023
	amounts in millions		
Revenue:			
Motorsport revenue	$ 4,105	3,318	3,222
Other revenue	377	335	350
Total revenue	4,482	3,653	3,572
Operating costs and expenses (note 4):			
Cost of motorsport revenue (exclusive of depreciation shown separately below)	2,758	2,294	2,240
Other cost of sales	213	194	—
Selling, general and administrative, including stock-based compensation	514	421	659
Depreciation and amortization	393	352	406
Impairment and acquisition costs	27	105	1
	3,905	3,366	3,306
Operating income (loss)	577	287	266
Other income (expense):			
Interest expense	(249)	(208)	(234)
Realized and unrealized gains (losses) on financial instruments, net (note 6)	288	(139)	44
Unrealized gains (losses) on intergroup interests	—	—	(68)
Other, net	117	60	89
	156	(287)	(169)
Earnings (loss) from continuing operations before income taxes	733	—	97
Income tax (expense) benefit (note 9)	(137)	(44)	(24)
Net earnings (loss) from continuing operations	596	(44)	73
Net earnings (loss) from discontinued operations (note 2)	(41)	(2,431)	889
Net earnings (loss)	555	(2,475)	962
Less net earnings (loss) attributable to the noncontrolling interests	—	(412)	201
Net earnings (loss) attributable to Liberty stockholders	$ 555	(2,063)	761
Net earnings (loss) from continuing operations attributable to Liberty stockholders (note 1):			
Liberty Formula One common stock	$ 603	(30)	185
Liberty Live common stock	(7)	(12)	—
Liberty Braves common stock	NA	NA	(111)
Net earnings (loss) from discontinued operations attributable to Liberty stockholders:			
Liberty Live common stock	(41)	(19)	(142)
Liberty SiriusXM common stock	NA	(2,002)	829
	$ 555	(2,063)	761

(continued)

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Operations (Continued)

Years ended December 31, 2025, 2024 and 2023

		2025	2024	2023
Basic net earnings (loss) from continuing operations attributable to Liberty stockholders per common share (notes 1 and 4)				
Series A, B and C Liberty Formula One common stock	$	2.41	(0.13)	0.79
Series A, B and C Liberty Live common stock.	$	(0.08)	(0.13)	—
Series A, B and C Liberty Braves common stock.	$	NA	NA	(2.09)
Basic net earnings (loss) from discontinued operations attributable to Liberty stockholders per common share (notes 1 and 4):				
Series A, B and C Liberty Live common stock.	$	(0.45)	(0.21)	(1.54)
Series A, B and C Liberty SiriusXM common stock	$	NA	(6.12)	2.54
Diluted net earnings (loss) from continuing operations attributable to Liberty stockholders per common share (notes 1 and 4)				
Series A, B and C Liberty Formula One common stock	$	2.17	(0.13)	0.62
Series A, B and C Liberty Live common stock.	$	(0.08)	(0.13)	—
Series A, B and C Liberty Braves common stock.	$	NA	NA	(2.09)
Diluted net earnings (loss) from discontinued operations attributable to Liberty stockholders per common share (notes 1 and 4):				
Series A, B and C Liberty Live common stock.	$	(0.45)	(0.21)	(1.54)
Series A, B and C Liberty SiriusXM common stock	$	NA	(6.16)	2.42

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Comprehensive Earnings (Loss)

Years ended December 31, 2025, 2024 and 2023

	2025	2024	2023
	amounts in millions		
Net earnings (loss)	$ 555	(2,475)	962
Other comprehensive earnings (loss), net of taxes:			
Foreign currency translation adjustments	43	(7)	10
Credit risk on fair value debt instruments gains (losses)	(4)	(13)	(10)
Recognition of previously unrealized (gains) losses on debt	—	—	(1)
Other comprehensive earnings (loss) from continuing operations	39	(20)	(1)
Other comprehensive earnings (loss) from discontinued operations	65	(178)	53
Comprehensive earnings (loss)	659	(2,673)	1,014
Less comprehensive earnings (loss) attributable to the noncontrolling interests	—	(414)	202
Comprehensive earnings (loss) attributable to Liberty stockholders	$ 659	(2,259)	812
Comprehensive earnings (loss) from continuing operations attributable to Liberty stockholders:			
Liberty Formula One common stock	$ 642	(50)	184
Liberty Live common stock	(48)	(12)	—
Liberty Braves common stock	NA	NA	(111)
Comprehensive earnings (loss) from discontinued operations attributable to Liberty stockholders:			
Liberty Live common stock	65	(157)	(84)
Liberty SiriusXM common stock	NA	(2,040)	823
	$ 659	(2,259)	812

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Cash Flows

Years ended December 31, 2025, 2024 and 2023

	2025	2024	2023
	amounts in millions (see note 5)		
Cash flows from operating activities:			
Net earnings (loss)	$ 555	(2,475)	962
Adjustments to reconcile net earnings to net cash provided by operating activities:			
(Earnings) loss from discontinued operations	41	2,431	(889)
Depreciation and amortization	393	352	406
Stock-based compensation	21	30	27
Non-cash impairment expense	—	73	—
Realized and unrealized (gains) losses on financial instruments, net	(288)	139	(44)
Unrealized (gains) losses on intergroup interests, net	—	—	68
Deferred income tax expense (benefit)	18	29	15
Intergroup tax allocation	11	(104)	(177)
Intergroup tax (payments) receipts	—	129	121
Other charges (credits), net	10	28	(2)
Changes in operating assets and liabilities			
Current and other assets	84	39	12
Payables and other liabilities	63	(104)	152
Net cash provided (used) by operating activities	908	567	651
Cash flows from investing activities:			
Capital expended for property and equipment, including internal-use software and website development	(119)	(75)	(461)
Cash proceeds from dispositions of investments	26	10	110
Cash (paid) received for acquisitions, net of cash acquired	(3,267)	(205)	—
Cash proceeds from foreign currency forward contracts	3,700	—	—
Cash paid for foreign currency forward contracts	(3,503)	—	—
Investments in equity method affiliates and debt and equity securities	(25)	(8)	(173)
Other investing activities, net	(14)	(14)	(21)
Net cash provided (used) by investing activities	(3,202)	(292)	(545)
Cash flows from financing activities:			
Borrowings of debt	1,748	645	30
Repayments of debt	(781)	(677)	(90)
Payment to Liberty Live Holdings Inc.	(172)	—	—
Liberty Live Holdings Inc. Split-Off	(89)	—	—
Issuance of Series C Liberty Formula One common stock	—	939	—
Settlement of intergroup interests	—	—	(273)
Atlanta Braves Holdings, Inc. Split-Off	—	—	(188)
Reclassification	—	—	(100)
Other financing activities, net	(12)	58	16
Net cash provided (used) by financing activities	694	965	(605)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	16	(10)	1
Net cash provided (used) by discontinued operations:			
Cash provided (used) by operating activities	(38)	868	1,813
Cash provided (used) by investing activities	—	(604)	(695)
Cash provided (used) by financing activities	(286)	(559)	(868)
Net cash provided (used) by discontinued operations	(324)	(295)	250
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,908)	935	(248)
Cash, cash equivalents and restricted cash at beginning of period	2,963	2,028	2,276
Cash, cash equivalents and restricted cash at end of period	$ 1,055	2,963	2,028

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
Consolidated Statement Of Equity
Years ended December 31, 2025, 2024 and 2023

	Stockholders' equity																	
	Preferred Stock	Liberty Formula One			Liberty Live			Liberty Sirius XM			Liberty Braves			Additional paid-in capital	Accumulated other comprehensive earnings (loss)	Retained earnings	Noncontrolling interest in equity of subsidiaries	Total equity
		Series A	Series B	Series C	Series A	Series B	Series C	Series A	Series B	Series C	Series A	Series B	Series C					
	amounts in millions																	
Balance at January 1, 2023	$ —	$ —	$ —	$ 2	NA	NA	NA	$ 1	$ —	$ 2	$ —	$ —	$ —	$ 1,408	$ (39)	$ 14,589	$ 3,163	$ 19,126
Net earnings (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	761	201	962
Other comprehensive earnings (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	51	—	1	52
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	216	—	—	34	250
Withholding taxes on net share settlements of stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	(74)	—	—	—	(74)
Shares repurchased by subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	46	—	—	(320)	(274)
Shares issued by subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	(61)	—	—	65	4
Dividends paid by subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(65)	(65)
Atlanta Braves Holdings, Inc. Split-Off	—	—	—	—	—	—	—	—	—	—	—	—	—	(180)	—	—	(11)	(191)
Formula One Distribution	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(289)	—	(289)
Reclassification	—	—	—	—	—	—	1	—	—	—	—	—	—	(1)	—	—	—	—
Other, net	—	—	—	—	—	—	—	—	—	—	—	—	—	(37)	—	—	(19)	(56)
Balance at December 31, 2023	—	—	—	2	—	—	1	1	—	2	NA	NA	NA	1,317	12	15,061	3,049	19,445
Net earnings (loss)	—	—	—	—	—	—	—	—	—	—	NA	NA	NA	—	—	(2,063)	(412)	(2,475)
Other comprehensive earnings (loss)	—	—	—	—	—	—	—	—	—	—	NA	NA	NA	—	(196)	—	(2)	(198)
Liberty Sirius XM Holdings Inc. Split-Off	—	—	—	—	—	—	—	(1)	—	(2)	NA	NA	NA	(8,187)	31	—	(2,641)	(10,800)
Issuance of Series C Liberty Formula One common stock	—	—	—	—	—	—	—	—	—	—	NA	NA	NA	939	—	—	—	939
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	NA	NA	NA	158	—	—	24	182
Withholding taxes on net share settlements of stock-based compensation	—	—	—	—	—	—	—	—	—	—	NA	NA	NA	(56)	—	—	—	(56)
Dividends paid by subsidiary	—	—	—	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	(52)	(52)
Reclassification to additional paid-in capital	—	—	—	—	—	—	—	—	—	—	NA	NA	NA	5,818	—	(5,818)	—	—
Other, net	—	—	—	—	—	—	—	—	—	—	NA	NA	NA	11	—	(1)	56	66
Balance at December 31, 2024	—	—	—	2	—	—	1	NA	NA	NA	NA	NA	NA	—	(153)	7,179	22	7,051
Net earnings (loss)	—	—	—	—	—	—	—	NA	NA	NA	NA	NA	NA	—	—	555	—	555
Other comprehensive earnings (loss)	—	—	—	—	—	—	—	NA	NA	NA	NA	NA	NA	—	104	—	—	104
Liberty Live Holdings Inc. Split-Off	—	—	—	—	—	—	(1)	NA	NA	NA	NA	NA	NA	(1)	19	—	(22)	(5)
Stock-based compensation	—	—	—	—	—	—	—	NA	NA	NA	NA	NA	NA	26	—	—	—	26
Withholding taxes on net share settlements of stock-based compensation	—	—	—	—	—	—	—	NA	NA	NA	NA	NA	NA	(10)	—	—	—	(10)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	NA	NA	NA	NA	NA	NA	42	—	—	—	42
Reclassification to additional paid-in capital	—	—	—	—	—	—	—	NA	NA	NA	NA	NA	NA	(49)	—	49	—	—
Other, net	—	—	—	—	—	—	—	NA	NA	NA	NA	NA	NA	(8)	—	2	—	(6)
Balance at December 31, 2025	$ —	$ —	$ —	$ 2	NA	NA	NA	NA	NA	NA	NA	NA	NA	$ —	$ (30)	$ 7,785	$ —	$ 7,757

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2025, 2024 and 2023

(1) Basis of Presentation

The accompanying consolidated financial statements of Liberty Media Corporation ("Liberty," "we," "our," "us" or the "Company" unless the context otherwise requires) represent a consolidation of certain motorsport and live entertainment related assets and businesses. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Liberty, through its subsidiaries, is primarily engaged in the motorsport and live entertainment industries, with events held worldwide and operations primarily headquartered in the United Kingdom ("U.K.") and Spain. Our most significant subsidiaries include Delta Topco Limited (the parent company of Formula 1) and MotoGP Sports Entertainment Group, S.L. (formerly, Dorna Sports, S.L.) ("MotoGP").

Braves Holdings, LLC ("Braves Holdings") was a subsidiary of the Company until the Atlanta Braves Holdings Split-Off (defined below) on July 18, 2023. Sirius XM Holdings Inc. ("Sirius XM Holdings") was a subsidiary of the Company until the Liberty Sirius XM Holdings Split-Off (defined below) on September 9, 2024. QuintEvents, LLC ("QuintEvents") was a subsidiary of the Company and Live Nation Entertainment, Inc. ("Live Nation") was an equity affiliate of the Company until the Liberty Live Split-Off (defined below) on December 15, 2025.

The Company previously had a tracking stock structure. A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. The Company completed the transactions disclosed below to separate certain collections of businesses, assets and liabilities into separate publicly traded companies.

On July 18, 2023, the Company completed the split-off (the "Atlanta Braves Holdings Split-Off") of Atlanta Braves Holdings, Inc. ("Atlanta Braves Holdings"). Atlanta Braves Holdings was comprised of the businesses, assets and liabilities attributed to the Liberty Braves Group (the "Braves Group"), a tracking stock group, immediately prior to the Atlanta Braves Holdings Split-Off, except for intergroup interests in the Braves Group attributed to Liberty's other tracking stock groups, the Liberty SiriusXM Group and the Liberty Formula One Group (the "Formula One Group"), which were settled and extinguished in connection with the with the Atlanta Braves Holdings Split-Off. On July 19, 2023, the shares of Atlanta Braves Holdings Series C common stock utilized to settle and extinguish the intergroup interest were distributed on a pro rata basis to holders of Liberty Formula One common stock (the "Formula One Distribution").

Braves Holdings is not presented as a discontinued operation in the Company's consolidated financial statements as the Atlanta Braves Holdings Split-Off did not represent a strategic shift that had a major effect on the Company's operations and financial results.

On August 3, 2023, the Company reclassified its then-outstanding shares of common stock into three new tracking stocks—Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock, and, in connection therewith, provided for the attribution of the businesses, assets and liabilities of the Company's then-tracking stock groups among its newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group (the "Reclassification").

Each of the Atlanta Braves Holdings Split-Off and the Reclassification were intended to be tax-free to stockholders of the Company, except with respect to the receipt of cash in lieu of fractional shares. In July 2024, the Internal Revenue Service ("IRS") completed its review of the Reclassification and notified the Company that it agreed with the nontaxable characterization of the transaction. In September 2024, the IRS completed its review of the Atlanta Braves Holdings Split-Off and notified the Company that it agreed with the nontaxable characterization of the transaction. The Atlanta Braves Holdings Split-Off and the Reclassification are reflected in the Company's consolidated financial statements on a prospective basis.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

During 2023, the Formula One Group paid approximately $273 million to the Liberty SiriusXM Group to settle an intergroup interest in the Formula One Group held by the Liberty SiriusXM Group.

On September 9, 2024, Liberty completed the split-off (the "Liberty Sirius XM Holdings Split-Off") of its wholly owned subsidiary, Liberty Sirius XM Holdings Inc. ("Liberty Sirius XM Holdings"). Liberty Sirius XM Holdings was comprised of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group immediately prior to the Liberty Sirius XM Holdings Split-Off. At the time of the Liberty Sirius XM Holdings Split-Off, the Liberty SiriusXM Group was comprised of Liberty's interest in Sirius XM Holdings, corporate cash, Liberty's 3.75% Convertible Senior Notes due 2028, Liberty's 2.75% Exchangeable Senior Debentures due 2049 and a margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty. Prior to the Reclassification, Liberty's interest in Live Nation, Liberty's 0.5% Exchangeable Senior Debentures due 2050 and a margin loan secured by shares of Live Nation were attributed to the Liberty SiriusXM Group. Liberty Sirius XM Holdings is presented as a discontinued operation in the Company's consolidated financial statements. See note 2 for details of the Liberty Sirius XM Holdings Split-Off.

On December 15, 2025, the Company completed the split-off (the "Liberty Live Split-Off") of its wholly owned subsidiary, Liberty Live Holdings, Inc. ("Liberty Live Holdings"). Liberty Live Holdings was comprised of the businesses, assets and liabilities attributed to the Liberty Live Group. Immediately prior to the Liberty Live Split-Off, QuintEvents, certain private assets and approximately $172 million of cash were reattributed from the Formula One Group to the Liberty Live Group in exchange for certain private assets.

Live Nation was an equity method affiliate of the Company until the Liberty Live Split-Off. The Company's investment in Live Nation (including related debt and derivative instruments) and corporate cash and expenses previously attributed to the Liberty Live Group are presented as a discontinued operations in the Company's consolidated financial statements. See note 2 for details of the Liberty Live Split-Off.

Prior to the Liberty Live Split-Off, the Formula One Group was primarily comprised of Liberty's interests in Formula 1, MotoGP and QuintEvents, cash and Liberty's 2.25% Convertible Senior Notes due 2027 (as defined below). As previously disclosed, QuintEvents, certain private assets and approximately $172 million of cash were reattributed from the Formula One Group to the Liberty Live Group in exchange for certain private assets immediately prior to the Liberty Live Split-Off. Following the Liberty Live Split-Off, the Company's only remaining outstanding common stock, the Liberty Formula One common stock, is no longer a tracking stock.

Liberty has entered into certain agreements with QVC Group, Inc., formerly known as Qurate Retail, Inc. ("QVC Group"), Liberty Broadband Corporation ("Liberty Broadband"), GCI Liberty, Inc. ("GCI Liberty"), Liberty Live Holdings, Liberty TripAdvisor Holdings, Inc. ("TripCo"), Liberty Sirius XM Holdings and Atlanta Braves Holdings, all of which are or were (in the case of TripCo) separate publicly traded companies, in order to govern our relationships with these companies. None of these companies has any stock ownership, beneficial or otherwise, in any of the others. These agreements include Reorganization Agreements (in the case of QVC Group, Liberty Broadband, Liberty Live Holdings, Liberty Sirius XM Holdings and Atlanta Braves Holdings only), Services Agreements (in the case of QVC Group, Liberty Broadband, GCI Liberty, Liberty Live Holdings, TripCo and Atlanta Braves Holdings only), Facilities Sharing Agreements (in the case of QVC Group, Liberty Broadband, GCI Liberty, Liberty Live Holdings, TripCo and Atlanta Braves Holdings only), Tax Sharing Agreements (in the case of Liberty Broadband, Liberty Live Holdings, Liberty Sirius XM Holdings and Atlanta Braves Holdings only) and an Aircraft Time Sharing Agreement (in the case of Liberty Broadband, GCI Liberty, Liberty Live Holdings and Atlanta Braves Holdings only). In addition, as a result of certain corporate transactions, Liberty and QVC Group may have obligations to each other for certain tax related matters. Effective August 31, 2024, the Facilities Sharing Agreement and the Aircraft Time Sharing Agreement with Atlanta Braves Holdings were terminated and members of Liberty management that served as officers of Atlanta Braves Holdings stepped down from their positions with Atlanta Braves Holdings (with limited exceptions).

The Reorganization Agreements provide for, among other things, provisions governing the relationships between Liberty and each of QVC Group, Liberty Broadband, Liberty Live Holdings, Liberty Sirius XM Holdings and Atlanta Braves Holdings, including certain cross-indemnities. Under the Facilities Sharing Agreements, Liberty shares office space and related amenities at its corporate headquarters with QVC Group, Liberty Broadband, GCI Liberty, Liberty Live Holdings, TripCo (until April 29, 2025) and Atlanta Braves Holdings (until August 31, 2024). Pursuant to the Services Agreements, Liberty provides QVC Group, Liberty Broadband, GCI Liberty, Liberty Live Holdings, Atlanta Braves Holdings (until November 3, 2025) and TripCo (until April 29, 2025), with general and administrative services including legal, tax, accounting, treasury, information technology, cybersecurity and investor relations support. QVC Group, Liberty Broadband, GCI Liberty, Liberty Live Holdings, Atlanta Braves Holdings (until November 3, 2025) and TripCo (until April 29, 2025) reimburse Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services and in the case of QVC Group, QVC Group's allocable portion of costs associated with any shared services or personnel based on an estimated percentage of time spent providing services to QVC Group. Liberty Broadband, GCI Liberty, Liberty Live Holdings, Atlanta Braves Holdings (until November 3, 2025) and TripCo (until April 29, 2025) reimburse Liberty for shared services and personnel based on a flat fee. Liberty and QVC Group have transitioned various general and administrative services previously provided to QVC Group under the Services Agreement to members of the QVC, Inc. management team. As part of the transition, during the first half of 2025, members of Liberty management that served as officers of QVC Group stepped down from their positions with QVC Group (with limited exceptions). Under these various agreements, approximately $17 million, $21 million and $24 million of these allocated expenses were reimbursed to Liberty during the years ended December 31, 2025, 2024 and 2023, respectively.

In connection with Liberty's employment arrangement with Gregory B. Maffei, Liberty's former President and Chief Executive Officer (the "former CEO"), pursuant to the Services Agreements between Liberty and each of TripCo, Liberty Broadband, QVC Group and Atlanta Braves Holdings (collectively, the "Service Companies"), components of Mr. Maffei's compensation were either paid directly to him by each Service Company or reimbursed to Liberty, in each case, based on allocations among Liberty and the Service Companies set forth in the respective services agreement, which were subject to adjustment on an annual basis and upon the occurrence of certain events. As of August 31, 2024, upon the effectiveness of Mr. Maffei's resignation as an officer of Atlanta Braves Holdings, Mr. Maffei no longer received compensation from Atlanta Braves Holdings. As of December 31, 2024, Mr. Maffei no longer provided services to Liberty or any of the Service Companies, and no further compensation was payable to or on behalf of Mr. Maffei by or between the companies.

(2) Discontinued Operations

On September 9, 2024, Liberty completed the Liberty Sirius XM Holdings Split-Off. The Liberty Sirius XM Holdings Split-Off was accomplished through the redemption by the Company of each outstanding share of Liberty SiriusXM common stock in exchange for 0.8375 of a share of Liberty Sirius XM Holdings common stock, with cash paid in lieu of fractional shares. Liberty Sirius XM Holdings was comprised of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group immediately prior to the Liberty Sirius XM Holdings Split-Off. The Liberty Sirius XM Holdings Split-Off was intended to be tax-free to holders of Liberty SiriusXM common stock (except with respect to cash received in lieu of fractional shares).

As disclosed in note 1, Liberty Sirius XM Holdings is presented as a discontinued operation in the Company's consolidated financial statements as the Liberty Sirius XM Holdings Split-Off represents a strategic shift that had a major effect on the Company's operations and financial results.

On December 15, 2025, the Company completed Liberty Live Split-Off. The Liberty Live Split-Off was accomplished by a redemption by the Company of each outstanding share of its Liberty Live common stock in exchange for one share of the corresponding series of common stock of Liberty Live Holdings. As a result of the Liberty Live Split-Off, Liberty Live Holdings is now an independent, publicly traded company.

As disclosed in note 1, Liberty's interest in Live Nation (including related debt and derivative instruments) and corporate cash and expenses previously attributed to the Liberty Live Group are presented as discontinued operations in the Company's consolidated financial statements as the Liberty Live Split-Off represents a strategic shift that had a major effect on the Company's operations and financial results.

Prior to the Liberty Live Split-Off, Live Nation was an equity method affiliate and Liberty's share of Live Nation's earnings (losses) were recorded in Liberty's consolidated statements of operations. Live Nation's assets, liabilities and results of operations were not included in Liberty's consolidated financial statements. Certain financial information for Live Nation for the periods prior to the Liberty Live Split-Off is as follows:

		December 31, 2024
		amounts in millions
Current assets	$	9,290
Total assets	$	19,639
Current liabilities	$	9,358
Total liabilities	$	17,694
Redeemable noncontrolling interests	$	1,126
Equity	$	819

		Years ended December 31,	
		2024	2023
		amounts in millions	
Revenue	$	23,156	22,726
Operating income (loss)	$	825	1,085
Net earnings (loss)	$	1,131	704
Net earnings (loss) attributable to Live Nation stockholders	$	896	557

The following table presents a reconciliation of the carrying amounts of the major classes of assets and liabilities of discontinued operations to the total assets and liabilities of discontinued operations as presented in the consolidated balance sheet.

		December 31, 2024
		amounts in millions
Assets		
Current assets	$	326
Investments in affiliates, accounted for using the equity method		430
Deferred income tax assets		235
Total assets	$	991
Liabilities		
Long-term debt	$	1,556
Other liabilities		1
Total liabilities	$	1,557

The following table provides details about the major classes of line items constituting earnings (loss) from discontinued operations, net of tax as presented in the consolidated statements of operations. Impairment, restructuring and acquisition costs for the year ended December 31, 2024, in the table below, includes a goodwill impairment loss of $2,819 million related to the Sirius XM Holdings reportable segment and $500 million impairment of Sirius XM Holding's equity method investment in Sirius XM Canada Holdings, Inc.

	Years ended December 31,		
	2025	2024	2023
	amounts in millions		
Revenue	$ —	6,004	8,953
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below)	—	2,852	4,209
Operating expense	—	461	681
Selling, general and administrative	35	1,041	1,545
Impairment, restructuring and acquisition costs	—	3,339	66
Depreciation and amortization	—	421	624
Litigation settlements, net of recoveries	—	—	31
	35	8,114	7,156
Operating income (loss)	(35)	(2,110)	1,797
Other income (expense):			
Interest expense	(28)	(378)	(548)
Share of earnings (losses) of affiliates, net	143	236	148
Realized and unrealized gains (losses) on financial instruments, net	(141)	(244)	(211)
Other, net	12	146	(98)
	(14)	(240)	(709)
Earnings (loss) from discontinued operations before income taxes	(49)	(2,350)	1,088
Income tax (expense) benefit	8	(81)	(199)
Net earnings (loss) from discontinued operations	(41)	(2,431)	889
Less net earnings (loss) from discontinued operations attributable to the noncontrolling interests	—	(410)	202
Net earnings (loss) from discontinued operations attributable to Liberty stockholders	$ (41)	(2,021)	687

(3) Acquisitions

MotoGP

On July 3, 2025 (the "Closing Date"), in alignment with our motorsport strategy, the Company acquired approximately 84% of the equity interests in MotoGP for a preliminary purchase price of approximately $3,659 million (approximately €3,122 million), funded with cash on hand and borrowings of $1.0 billion under the Incremental Term Loans, as defined in note 8. Following the acquisition of MotoGP, approximately 16% of the equity interests in MotoGP continue to be owned by certain of the sellers (the "Rollover Sellers").

The total acquisition consideration for the MotoGP acquisition was denominated in Euros as required by the purchase agreement. Prior to the acquisition, the Company entered into foreign currency forward contracts for close to the full purchase price. A portion of the foreign currency forward contracts settled on June 30, 2025 and the remainder settled in July 2025.

In January 2025, the Company paid a portion of the acquisition consideration of approximately $131 million (approximately €126 million) in cash to the sellers to accommodate the European Commission's extended regulatory review of the acquisition. On the Closing Date, the Company paid additional closing consideration of approximately $3,511 million (approximately €2,996 million) in cash. The €126 million was considered prepaid purchase consideration and was translated from Euros to U.S. dollars as of the Closing Date and was included in other assets as of December 31, 2024. The final translated amount of $148 million is the acquisition date fair value of the prepaid purchase consideration, with the difference of $17 million from the translation recorded in accumulated other comprehensive income (loss), net of taxes on the consolidated balance sheet.

The preliminary acquisition price allocation for MotoGP is as follows (amounts in millions):

Prepaid consideration	$	148
Closing consideration		3,511
Total acquisition consideration	$	3,659
Cash and cash equivalents	$	375
Goodwill		3,061
Intangible assets subject to amortization, net		2,789
Other assets		150
Deferred revenue		(106)
Long-term debt		(1,140)
Deferred income tax liabilities		(671)
Other liabilities		(108)
Redeemable noncontrolling interests in equity of subsidiary		(691)
Total acquisition consideration	$	3,659

The calculated value assigned to intangible assets has been estimated by management utilizing a third-party preliminary valuation report utilizing valuation techniques including the income, cost and market approaches. The Company has preliminarily identified goodwill, MotoGP's agreement with the Fédération Internationale de Motocyclisme ("FIM") which sets forth MotoGP's exclusive commercial rights to the MotoGP Championship (the "FIM Agreement") and customer relationships as the primary intangible assets. The FIM Agreement ($1,653 million with an estimated useful life of approximately 36 years) was valued utilizing the relief-from-royalty method. The customer relationship assets ($1,130 million with an estimated useful life of approximately 19 years) were valued utilizing the multi-period excess earnings method, which is a specific application of the discounted cash flow method. Goodwill is calculated as the excess of the consideration transferred over the (i) identifiable net assets acquired and (ii) fair value of the redeemable noncontrolling interests and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce, value associated with future customers, continued innovation and noncontractual relationships. None of the acquired goodwill is expected to be deductible for U.S. income tax purposes. As of December 31, 2025, the valuation related to the acquisition of MotoGP is not final, and the acquisition price allocation is preliminary and subject to revision. The primary areas of the acquisition price allocation that are not yet finalized are related to certain intangible assets, liabilities, redeemable noncontrolling interests and tax balances.

As part of the MotoGP acquisition, the Company and the Rollover Sellers entered into a shareholders' agreement that became effective on the Closing Date (the "Shareholders' Agreement"). The Shareholders' Agreement provides for, among other things, the liquidity rights of the Rollover Sellers with respect to the transfer of approximately 16% of the equity interests in MotoGP that continued to be owned by the Rollover Sellers subsequent to the Closing Date. The Shareholders' Agreement provides for certain put and call rights in favor of the Rollover Sellers and the Company. The Rollover Sellers have the right to cause the Company to acquire the equity interests of MotoGP held by the Rollover Sellers as follows: (i) one-third following the third anniversary of the Closing Date, (ii) two-thirds following the fifth anniversary of the Closing Date, less any equity interests previously acquired by the Company, and (iii) all remaining equity interests held following the sixth anniversary of the Closing Date. Additionally, from and after the eighth anniversary of the Closing Date, the Company has an annual call right to acquire any or all remaining equity interests held by the Rollover Sellers and the Rollover Sellers have an annual put right to cause the Company to acquire any or all remaining equity interests held by the Rollover Sellers. The price to be paid by the Company to acquire any equity interests from the Rollover Sellers will be equal to the fair market value with such fair market value determined in accordance with the terms of the Shareholders' Agreement. Upon the exercise of any put or call right, the Company is permitted to satisfy up to 50% of such consideration payable in the form of the delivery of unregistered shares of Series C Liberty Formula One common stock with the remaining consideration payable in cash. Since the potential redemption of the MotoGP equity interests held by the Rollover Sellers is not within the control of the Company and any redemption must also involve the use of cash, the Company accounts for the noncontrolling interest in MotoGP as a redeemable noncontrolling interest outside of permanent equity.

The redeemable noncontrolling interest is initially recorded at fair value as part of the acquisition accounting. The fair value of the redeemable noncontrolling interest was derived from a model contractually defined in the Shareholders' Agreement using observable market data as the significant inputs (Level 2). The carrying value of the redeemable noncontrolling interest at each reporting period is the higher of (i) the cumulative amount that would result from applying the measurement guidance in Accounting Standards Codification Topic 810, *Consolidation* ("ASC 810") (i.e., the initial carrying amount, increased or decreased for the noncontrolling interest's share of net income or loss – as well as its share of other comprehensive income or loss – and dividends) or (ii) the redemption value. As the redeemable noncontrolling interest represents a common-share redeemable noncontrolling interest redeemable at fair value, any changes to the redemption value in excess of the cumulative amount that would result from applying the measurement guidance in ASC 810 are recorded directly to retained earnings, when necessary. As the adjustment is recorded directly to retained earnings, there are no related impacts when calculating basic or diluted earnings per share.

The redeemable noncontrolling interest is not redeemable as of December 31, 2025, but it is probable it will become redeemable in the future solely based on the passage of time, as discussed above, with respect to the various anniversary dates following the Closing Date where the Rollover Sellers have the right to cause the Company to acquire the redeemable noncontrolling interest. Since it is probable the noncontrolling interest will become redeemable, the Company's accounting policy is to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the redeemable noncontrolling interest to equal the redemption value at the end of the reporting period, in periods that the redemption value is higher than the cumulative amount that would result from applying the measurement guidance in ASC 810. This accounting policy method views the end of each reporting period as if it were also the redemption date for the redeemable noncontrolling interest.

Included in net earnings (loss) for the year ended December 31, 2025 are net earnings of approximately $1 million related to MotoGP's operations since the date of acquisition, which includes amortization expense, net of income taxes, of approximately $77 million.

The unaudited pro forma revenue and earnings of Liberty, prepared utilizing the historical financial statements of MotoGP, giving effect to acquisition accounting related adjustments made at the time of acquisition, as if the acquisition of MotoGP discussed above occurred on January 1, 2024, are as follows:

		Years ended December 31,	
		2025	2024
		amounts in millions	
Revenue	$	4,725	4,153
Net earnings (loss)	$	534	(2,502)
Net earnings (loss) attributable to Liberty shareholders	$	538	(2,086)

The pro forma results include adjustments primarily related to the amortization of acquired intangible assets. The pro forma information is not representative of the Company's future results of operations nor does it reflect what the Company's results of operations would have been if the acquisition of MotoGP had occurred previously and the Company consolidated MotoGP during the periods presented.

QuintEvents

On January 2, 2024, the Company purchased QuintEvents for total consideration of approximately $277 million, comprised of $205 million of cash, net of cash acquired of $66 million, and a $6 million settlement of a pre-existing condition. The Company recorded $252 million of goodwill, $113 million of intangible assets subject to amortization, net and $121 million of deferred revenue as a result of the acquisition. The acquisition price allocation was final as of December 31, 2024. As disclosed in note 1, following the Liberty Live Split-Off, QuintEvents is no longer a subsidiary of the Company.

(4) Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist of investments which are readily convertible into cash and have maturities of three months or less at the time of acquisition.

Allowance for credit losses

Receivables are reflected net of an allowance for credit losses. The Company applies the expected credit loss methodology in estimating its allowance for credit losses by first considering historical losses and adding consideration of current market conditions, the customers' financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The table below presents changes in the allowance for the periods presented:

		Years ended December 31,		
		2025	2024	2023
		amounts in millions		
Balance, beginning of period	$	3	2	3
Provision charged to expense		4	1	1
Write-offs, net of recoveries		(4)	—	(2)
Balance, end of period	$	3	3	2

Investments

All marketable equity and debt securities held by the Company are carried at fair value, generally based on quoted market prices and changes in the fair value of such securities are reported in realized and unrealized gain (losses) on financial instruments in the accompanying consolidated statements of operations. The Company elected the measurement alternative (defined as the cost of the security, adjusted for changes in fair value when there are observable prices, less impairments) for its equity securities without readily determinable fair values.

For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee. In the event the Company is unable to obtain accurate financial information from an equity affiliate in a timely manner, the Company records its share of earnings or losses of such affiliate on a lag.

Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity investee, are recognized in the statement of operations through the other, net line item. To the extent there is a difference between our ownership percentage in the underlying equity of an equity method investee and our carrying value, such difference is accounted for as if the equity method investee were a consolidated subsidiary.

The Company continually reviews its equity investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company's carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts' ratings and estimates of 12-month share price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and the Company's intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity method investment is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of a public market price or other factors, the Company uses its best estimates and assumptions to arrive at the estimated fair value of such investment. The Company's assessment of the foregoing factors involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments. Write-downs for equity method investments are included in share of earnings (losses) of affiliates.

The Company performs a qualitative assessment for equity securities without readily determinable fair values each reporting period to determine whether the security could be impaired. If the qualitative assessment indicates that an impairment could exist, we estimate the fair value of the investments, and, to the extent the security's fair value is less than its carrying value, an impairment is recorded in the consolidated statements of operations.

Derivative Instruments and Hedging Activities

All of the Company's derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings. None of the Company's derivatives are currently designated as hedges.

The fair value of certain of the Company's derivative instruments are estimated using the Black-Scholes model. The Black-Scholes model incorporates a number of variables in determining such fair values, including expected volatility of the underlying security and an appropriate discount rate. The Company obtained volatility rates from pricing services based on the expected volatility of the underlying security over the remaining term of the derivative instrument. A discount rate was obtained at the inception of the derivative instrument and updated each reporting period, based on the Company's estimate of the discount rate at which it could currently settle the derivative instrument. The Company considered its own credit risk as well as the credit risk of its counterparties in estimating the discount rate. Considerable management judgment was required in estimating the Black-Scholes variables.

The fair values of the Company's foreign currency forward contracts are estimated primarily based on the difference between the foreign currency exchange forward rates as of the reporting date and the foreign currency forward rates included in the Company's contracts with the respective counterparties, multiplied by the applicable notional amount. The fair value of the Company's interest rate swaps are estimated using the present value of expected future cash flows based on the instruments' contractual terms, including the applicable interest rate and discount rate, and, for any embedded options, implied interest rate volatility.

Property and Equipment

Property and equipment consisted of the following:

	Estimated Useful Life	December 31,	
		2025	2024
		amounts in millions	
Land.	NA	$ 283	262
Buildings and improvements.	3 - 40 years	568	538
Support equipment	3 - 15 years	236	205
Construction in progress	NA	—	2
Total property and equipment.		$ 1,087	1,007

Property and equipment, including significant improvements, is stated at cost. Depreciation is computed using the straight-line method using estimated useful lives. Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was $71 million, $62 million and $79 million, respectively.

Intangible Assets

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment upon certain triggering events. Goodwill and other intangible assets with indefinite useful lives (collectively, "indefinite lived intangible assets") are not amortized, but instead are tested for impairment at least annually. Our annual impairment assessment of our indefinite-lived intangible assets is performed during the fourth quarter of each year, or more frequently if events and circumstances indicate impairment may have occurred.

The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period.

In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior years for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in Liberty's valuation analysis are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Impairment of Long-lived Assets

The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangibles) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Leases

The Company and its subsidiaries lease business offices and equipment. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future lease payments using our incremental borrowing rate at the commencement date of the lease. The Company accounts for lease and non-lease components as a single component and does not recognize right-of-use assets or lease liabilities for short-term leases, which are those leases with a term of twelve months or less or leases with non-consecutive periods of use that total twelve months or less at the lease commencement date.

The Company recorded $65 million, $62 million and $78 million of operating lease expense during the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, the Company's operating leases had a weighted-average remaining lease term of 12.2 years and a weighted-average discount rate of 5.0%. Operating lease right-of-use assets totaled $26 million and $45 million as of December 31, 2025 and 2024, respectively, and are included in other assets in the consolidated balance sheets. Operating lease liabilities totaled $24 million and $44 million as of December 31, 2025 and 2024, respectively, and are included in other current liabilities and other liabilities in the consolidated balance sheets.

As of December 31, 2025, future minimum payments under noncancelable operating leases with initial terms of one year or more are $5 million in 2026, $5 million in 2027, $5 million in 2028, $4 million in 2029, $3 million in 2030 and $5 million thereafter. The Company expects to pay $16 million in 2026, $16 million in 2027 and $14 million in 2028 related to short-term leases that extend over multiple years.

Noncontrolling Interests

The Company reports noncontrolling interests of subsidiaries within equity in the balance sheet and the amount of consolidated net income attributable to the parent and to the noncontrolling interest is presented in the statement of operations. Also, changes in ownership interests in subsidiaries in which the Company maintains a controlling interest are recorded in equity.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). Sales, value add, and other taxes, when collected concurrently with revenue producing activities, are excluded from revenue. An accounts receivable is recorded when there is an unconditional right to consideration based on a contract with a customer. For certain types of contracts with customers, the Company may recognize revenue in advance of the contractual right to invoice the customer, resulting in an amount recorded to contract assets. Once the Company has an unconditional right to consideration under these contracts, the contract assets are reclassified to accounts receivable. Incremental costs of obtaining a contract are expensed when the amortization period of the asset is one year or less. To the extent the incremental costs of obtaining a contract relate to a period greater than one year, the Company amortizes such incremental costs in a manner that is consistent with the transfer to the customer of the goods or services to which the asset relates. If, at contract inception, we determine the time period between when we transfer a promised good or service to a customer and when the customer pays us for that good or service is one year or less, we do not adjust the promised amount of consideration for the effects of a significant financing component.

Our customers generally pay for services in advance of the performance obligation and therefore these prepayments are recorded as deferred revenue. The deferred revenue is recognized as revenue in our consolidated statement of operations as the services are provided.

Significant portions of the transaction prices related to undelivered performance obligations that are under contractual arrangements that extend beyond one year. The Company anticipates recognizing revenue from the delivery of such performance obligations of approximately $3,338 million in 2026, $3,177 million in 2027, $8,450 million in 2028 through 2032, and $1,889 million thereafter. We have not included any amounts in the undelivered performance obligations amounts for those performance obligations that relate to a contract with an original expected duration of one year or less.

Formula 1

The following table disaggregates Formula 1's revenue by source:

	Years ended December 31,		
	2025	2024	2023
	amounts in millions		
Primary	$ 3,086	2,757	2,560
Other	787	654	662
Total Formula 1 revenue	$ 3,873	3,411	3,222

Upon entering into a new arrangement, Formula 1 occasionally incurs certain incremental costs of obtaining a contract. These incremental costs relate to commission amounts that will be paid over the life of the contract for which the recipient does not have any substantive future performance requirement to earn such commission. Accordingly, the commission costs are capitalized and amortized over the life of the contract.

The following is a description of principal activities from which Formula 1 generates its revenue.

Primary revenue. Formula 1 holds exclusive commercial rights with respect to the Formula One World Championship (the "F1 Championship"), an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. Formula 1 derives its primary revenue from the commercial exploitation and development of the F1 Championship through a combination of race promotion, media rights and sponsorship arrangements. Primary revenue derived from the commercial exploitation of the F1 Championship is (i) recognized on an event by event basis for those performance obligations associated with a specific event based on the fees within the underlying contractual arrangement and (ii) recognized over time for those performance obligations associated with a period of time that is greater than a single specific event (for example, over the entire race season or calendar year) based on the fees within the underlying contractual arrangement.

Other revenue. Formula 1 earns other revenue from miscellaneous and ancillary sources, primarily related to the sale of tickets to the Formula 1 Paddock Club hospitality program (the "Paddock Club") at most events, facilitating the shipment of cars and equipment to and from events outside of Europe, the sale of hospitality and experiences at the Las Vegas Grand Prix, support races at events, other licensing opportunities, various television production activities and the operations at the Grand Prix Plaza site in Las Vegas. To the extent such revenue relates to services provided or rights associated with a specific event, the revenue is recognized upon occurrence of the related event and to the extent such revenue relates to services provided or rights over a longer period of time, the revenue is recognized over time.

MotoGP

The following table disaggregates MotoGP's revenue by source:

	Year ended December 31, 2025
	amounts in millions
Primary	$ 284
Other	41
Total MotoGP revenue	$ 325

The following is a description of principal activities from which MotoGP generates its revenue.

Primary revenue. MotoGP holds the exclusive commercial rights with respect to the FIM Grand Prix World Championship (the "MotoGP Championship"), an annual, approximately nine-month long, motorcycle racing competition in which riders compete for the Riders' Championship, teams compete for the Teams' Championship and engine manufacturers compete for the Manufacturers' Championship. MotoGP's primary revenue is derived through a combination of media rights, race promotion and sponsorship arrangements. Primary revenue derived from the commercial exploitation of the MotoGP Championship is (i) recognized on an event by event basis for those performance obligations associated with a specific event based on the fees within the underlying contractual arrangement and (ii) recognized over time for those performance obligations associated with a period of time that is greater than a single specific event (for example, over the entire race season or calendar year) based on the fees within the underlying contractual arrangement.

Other revenue. MotoGP earns other revenue from miscellaneous and ancillary sources, primarily related to the commercial exploitation of ancillary motorcycle racing championships, revenue from the sale of tickets to the MotoGP VIP Village hospitality program and other hospitality offerings at most events and licensing opportunities. To the extent such revenue relates to services provided or rights associated with a specific event, the revenue is recognized upon occurrence of the related event and to the extent such revenue relates to services provided or rights over a longer period of time, the revenue is recognized over time.

QuintEvents

QuintEvents recognized $381 million and $340 million of revenue during the years ended December 31, 2025 and 2024, respectively. QuintEvents generates revenue through ticket sales, event package sales and commissions as an agent/re-seller for event packages. Revenue from ticket sales and event package sales is recognized as the events occur. QuintEvents acts as the principal for its ticket sales as it purchases allotments of tickets and bears the risk of loss.

Braves Holdings

The following table disaggregates Braves Holdings' revenue by source:

	Year ended December 31, 2023
	amounts in millions
Baseball	$ 318
Mixed-Use Development	32
Total Braves Holdings revenue	$ 350

Braves Holdings is required to estimate the entire transaction price of its contractual arrangements and recognize revenue allocated to each of the performance obligations within the contractual arrangements as those performance obligations are satisfied. Such performance obligations are typically satisfied over time and result in differences between revenue recognized and cash received, dependent on how far into a contractual arrangement Braves Holdings is at any given reporting period.

The following is a description of principal activities from which Braves Holdings generates its revenue.

Baseball revenue. Revenue for Braves Holdings ticket sales, signage and suites are recognized on a per game basis during the baseball season based on a pro rata share of total revenue earned during the entire baseball season to the total number of home games during the season. Broadcasting rights are recognized on a per game basis during the baseball season based on the pro rata number of games played to date to the total number of games during the season. Concession and parking revenue are recognized on a per game basis during the baseball season. Major League Baseball ("MLB") revenue is earned throughout the year based on an estimate of revenue generated by MLB on behalf of the 30 MLB clubs. Sources of MLB revenue primarily include the Major League Central Fund and distributions from various licensing agreements.

Mixed-Use Development revenue. Revenue from Braves Holdings' minimum rents are recognized on a straight-line basis over the terms of their respective lease agreements. Some retail tenants are required to pay overage rents based on sales over a stated base amount during the lease term. Overage rents are only recognized when each tenant's sales exceed the applicable sales threshold. Tenants reimburse Braves Holdings for a substantial portion of Braves Holdings operating expenses, including common area maintenance, real estate taxes and property insurance. Braves Holdings accrues reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. Braves Holdings recognizes differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Sponsorship revenue is recognized on a straight-line basis over each annual period. Parking revenue is recognized daily based on actual usage.

Cost of Motorsport Revenue

Formula 1's cost of motorsport revenue consists of team payments, costs of promoting, organizing and delivering the Las Vegas Grand Prix, hospitality costs, which are principally related to catering and other aspects of the production and delivery of hospitality offerings at the Las Vegas Grand Prix and the Paddock Club at other events ("Formula 1 Events"), and costs incurred in the provision and sale of freight, travel and logistical services. Formula 1's other costs of motorsport revenue also include sponsorship and digital product sales' commissions, circuit rights' fees payable under various agreements with race promoters to acquire certain commercial rights at Formula 1 Events, including the right to sell advertising, hospitality and support race opportunities, annual Federation Internationale de l'Automobile ("FIA") regulatory fees, Formula 2 and Formula 3 cars, parts and maintenance services, costs related to the new F1 Academy series, television production and post-production services, advertising production services and digital and social media activities. These costs are largely variable in nature and typically relate directly to revenue opportunities.

MotoGP's cost of motorsport revenue includes both variable and fixed costs components and relates to both primary and other motorsport revenue. On an annual basis, the largest components of costs of motorsport revenue are costs related to International Road-Racing Teams Association payments, which are generally fixed on a per race basis with slight variations based on the mix and number of MotoGP's events and escalate on an annual basis, costs related to television productions, advertising and sponsorship materials, the delivery of hospitality offerings, freight travel and annual FIM fees.

Advertising Costs

Advertising expense aggregated $54 million, $34 million and $28 million for the years ended December 31, 2025, 2024 and 2023, respectively, and is reflected in the selling, general and administrative expenses line in our consolidated statements of operations.

Stock-Based Compensation

As more fully described in note 12, Liberty has granted to its directors, employees and employees of its subsidiaries restricted stock ("RSAs"), restricted stock units ("RSUs") and options to purchase shares of Liberty common stock (collectively, "Awards"). The Company measures the cost of employee services received in exchange for an Award based on the grant-date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). Stock-based compensation, included in selling, general and administrative expense in the accompanying consolidated statements of operations, was $21 million, $30 million and $27 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not such net deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in interest expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in other income (expense) in the accompanying consolidated statements of operations.

Foreign Currency Translation

The U.S. Dollar is the functional currency of the Company and Formula 1. MotoGP's functional currency is the Euro. Assets and liabilities of foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations are translated at the exchange rates in effect during the applicable period, which approximates the average exchange rate. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive earnings (loss) in stockholders' equity.

Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains (losses) which are reflected in the accompanying consolidated statements of operations and comprehensive earnings (loss) as unrealized (based on the applicable period-end exchange rate) or realized upon settlement of the transactions. Unrealized gains (losses) are included in other, net in the consolidated statements of operations and realized gains (losses) are included in selling, general and administrative in the consolidated statements of operations.

Earnings Attributable to Liberty Stockholders Per Common Share

Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding ("WASO") for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented, including any necessary adjustments to earnings (loss) attributable to shareholders.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

Series A, Series B and Series C Liberty Formula One Common Stock

The basic and diluted EPS calculations are based on the following WASO. Excluded from diluted EPS for the years ended December 31, 2025, 2024 and 2023 are 2 million, 4 million and 4 million potentially dilutive shares of Liberty Formula One common stock, respectively, because their inclusion would be antidilutive.

	Years ended December 31,		
	2025	**2024**	**2023**
	number of shares in millions		
Basic WASO	250	240	234
Potentially dilutive shares (a).	8	3	6
Diluted WASO (b).	258	243	240

(a) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which net losses are reported since the result would be antidilutive.

(b) As described in note 1, the Liberty SiriusXM Group's intergroup interest in the Formula One Group was settled and extinguished in 2023. The intergroup interest was a quasi-equity interest which was not represented by outstanding shares of common stock; rather, the Liberty SiriusXM Group had an attributed value in the Formula One Group which was generally stated in terms of a number of shares of stock issuable to the Liberty SiriusXM Group with respect to its interest in the Formula One Group. Each reporting period, the notional shares representing the intergroup interest were marked to fair value. As the notional shares underlying the intergroup interest were not represented by outstanding shares of common stock, such shares had not been officially designated Series A, B or C Liberty Formula One common stock. However, Liberty assumed that the notional shares (if and when issued) would be comprised of Series A Liberty Formula One common stock since Series A Liberty Formula One common stock was underlying the 1.375% Cash Convertible Senior Notes due 2023 (the "Convertible Notes"). Therefore, the market price of Series A Liberty Formula One common stock was used for the quarterly mark-to-market adjustment. The notional shares representing the intergroup interest had no impact on the basic WASO. However, if dilutive, the notional shares representing the intergroup interest were included in the diluted WASO as if the shares had been issued and outstanding during the period. For periods in which share settlement of the intergroup interest was dilutive, an adjustment was also made to the numerator in the diluted earnings per share calculation for the unrealized gain or loss incurred from marking the intergroup interest to fair value during the period.

For periods in which share settlement of the 2.25% Convertible Senior Notes due 2027, which may be settled in shares of Series C Liberty Formula One common stock, is dilutive, the numerator adjustment includes a reversal of the interest expense and the unrealized gain or loss recorded on the instrument during the period, net of tax where appropriate. In addition, for periods in which share settlement of the Shareholders' Agreement, which may be partially settled in shares of Series C Liberty Formula One common stock, is dilutive, the numerator adjustment includes a reversal of the share of earnings (loss) attributable to the noncontrolling interests, net of tax where appropriate.

	Years ended December 31,		
	2025	**2024**	**2023**
	amounts in millions		
Basic earnings (loss) attributable to Liberty Formula One stockholders	$ 603	(30)	185
Adjustments	(42)	—	(37)
Diluted earnings (loss) attributable to Liberty Formula One stockholders	$ 561	(30)	148

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

Series A, Series B and Series C Liberty Live Common Stock

The basic and diluted EPS calculations are based on the following WASO. Excluded from diluted EPS for the years ended December 31, 2025 and 2024 and the period from August 3, 2023 to December 31, 2023 are zero, 1 million and 1 million potentially dilutive shares of Liberty Live common stock, respectively, because their inclusion would be antidilutive.

	January 1, 2025 to December 15, 2025	Year ended December 31, 2024	August 3, 2023 to December 31, 2023
	number of shares in millions		
Basic WASO	92	92	92
Potentially dilutive shares (a).	—	—	—
Diluted WASO.	92	92	92

(a) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which net losses attributable to the Liberty Live Group are reported since the result would be antidilutive.

Series A, Series B and Series C Liberty SiriusXM Common Stock

The basic and diluted EPS calculations are based on the following WASO. Excluded from diluted EPS for the period from January 1, 2024 to September 9, 2024 and the year ended December 31, 2023 are 18 million and 26 million potentially dilutive shares of Liberty SiriusXM common stock, respectively, because their inclusion would be antidilutive.

	January 1, 2024 to September 9, 2024	Year ended December 31, 2023
	number of shares in millions	
Basic WASO	327	327
Potentially dilutive shares (a).	13	16
Diluted WASO (b).	340	343

(a) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which net losses attributable to the Liberty SiriusXM Group are reported since the result would be antidilutive.

(b) For periods in which share settlement of the 2.125% Exchangeable Senior Debentures due 2048 and 2.75% Exchangeable Senior Debentures due 2049, which could have been settled in shares of Series C Liberty SiriusXM common stock, and 3.75% Convertible Senior Notes due 2028, which could have been settled in shares of Series A Liberty SiriusXM common stock, were dilutive, the numerator adjustment includes a reversal of the interest expense and the unrealized gain or loss recorded on the instruments during the period, net of tax where appropriate. The settlement of the 2.125% Exchangeable Senior Debentures due 2048 changed to solely cash, pursuant to a supplemental indenture entered into during February 2023. Accordingly, the impact of share settlement of the 2.125% Exchangeable Senior Debentures due 2048 was considered for purposes of calculating diluted WASO prior to the execution of the supplemental indenture.

	January 1, 2024 to September 9, 2024	Year ended December 31, 2023
	amounts in millions	
Basic earnings (loss) from discontinued operations attributable to Liberty SiriusXM stockholders.	$ (2,002)	829
Adjustments	(93)	1
Diluted earnings (loss) from discontinued operations attributable to Liberty SiriusXM stockholders.	$ (2,095)	830

Series A, Series B and Series C Liberty Braves Common Stock

The basic and diluted EPS calculations are based on the following WASO. Excluded from diluted EPS for the period from January 1, 2023 to July 18, 2023 are 7 million potentially dilutive shares of Liberty Braves common stock because their inclusion would be antidilutive.

	January 1, 2023 to July 18, 2023
	number of shares in millions
Basic WASO	53
Potentially dilutive shares (a).	1
Diluted WASO (b).	54

(a) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which net losses attributable to the Braves Group are reported since the result would be antidilutive.

(b) As described in note 1, the intergroup interests in the Braves Group held by the Formula One Group and the Liberty SiriusXM Group were settled and extinguished in connection with the Atlanta Braves Holdings Split-Off. The intergroup interests were quasi-equity interests that were not represented by outstanding shares of common stock; rather, the Formula One Group and the Liberty SiriusXM Group had attributed values in the Braves Group which are generally stated in terms of a number of shares of stock issuable to the Formula One Group and the Liberty SiriusXM Group with respect to their interests in the Braves Group. Each reporting period, the notional shares representing the intergroup interests were marked to fair value. As the notional shares underlying the intergroup interests were not represented by outstanding shares of common stock, such shares had not been officially designated Series A, B or C Liberty Braves common stock. However, Liberty assumed that the notional shares (if and when issued) related to the Formula One Group interest in the Braves Group would be comprised of Series C Liberty Braves common stock in order to not dilute voting percentages and the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Braves Group would be comprised of Series A Liberty Braves common stock since Series A Liberty Braves common stock was underlying the Convertible Notes. Therefore, the market prices of Series C Liberty Braves and Series A Liberty Braves common stock were historically used for the quarterly mark-to-market adjustment for the intergroup interests held by Formula One Group and Liberty SiriusXM Group, respectively. During the second quarter of 2023, Liberty determined that, in connection with the Atlanta Braves Holdings Split-Off, shares of Atlanta Braves Holdings Series C common stock would be used to settle and extinguish the intergroup interest in the Braves

Group attributed to the Liberty SiriusXM Group. Following such determination, the market price of Series C Liberty Braves common stock was used for the mark-to-market adjustment for the intergroup interest held by the Liberty SiriusXM Group.

The notional shares representing the intergroup interests had no impact on the basic WASO. However, if dilutive, the notional shares representing the intergroup interests were included in the diluted WASO as if the shares had been issued and outstanding during the period. For periods in which share settlement of the intergroup interests were dilutive, an adjustment was also made to the numerator in the diluted earnings per share calculation for the unrealized gain or loss incurred from marking the intergroup interests to fair value during the period.

	January 1, 2023 to July 18, 2023
	amounts in millions
Basic earnings (loss) attributable to Liberty Braves stockholders	$ (111)
Adjustments	—
Diluted earnings (loss) attributable to Liberty Braves stockholders	$ (111)

Reclasses and Adjustments

Certain prior period amounts have been reclassified for comparability with the current year presentation.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) fair value measurement of non-financial instruments and (ii) accounting for income taxes to be its most significant estimates.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09"), which requires more detailed income tax disclosures. ASU 2023-09 requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 on a retrospective basis as of December 31, 2025. See notes 5 and 9 for new required disclosures.

Recent Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"), which expands disclosures about specific expense categories at interim and annual reporting periods. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is in the process of evaluating the impact of the new standard on the related disclosures.

(5) Supplemental Disclosures to Consolidated Statements of Cash Flows

	Years ended December 31,		
	2025	**2024**	**2023**
	amounts in millions		
Cash paid for acquisitions:			
Fair value of assets acquired	$ (15)	59	—
Intangibles not subject to amortization	3,062	252	—
Intangibles subject to amortization	2,789	113	—
Net liabilities assumed	(1,207)	(198)	—
Deferred tax liabilities	(671)	(21)	—
Redeemable noncontrolling interests in equity of subsidiary	(691)	—	—
Cash paid (received) for acquisitions, net of cash acquired	$ 3,267	205	—
Cash paid for interest, net of amounts capitalized	$ 232	188	218
Cash paid for income taxes, net:			
Federal			
United States	$ 20	54	135
State and local			
Colorado	—	—	1
Foreign			
United Kingdom	70	62	25
Spain	22	—	—
Italy	6	6	6
Germany	(4)	—	(11)
Other	9	(1)	3
Total cash paid for income taxes, net	$ 123	121	159

The following table reconciles cash and cash equivalents and restricted cash reported in our consolidated balance sheets to the total amount presented in our consolidated statements of cash flows:

	December 31,		
	2025	**2024**	**2023**
	amounts in millions		
Cash and cash equivalents	$ 1,055	2,631	1,408
Cash and cash equivalents included in current assets of discontinued operations	—	325	611
Restricted cash included in other current assets	—	7	—
Restricted cash included in noncurrent assets of discontinued operations	—	—	9
Total cash, cash equivalents and restricted cash at end of period	$ 1,055	2,963	2,028

(6) Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3.

Liberty's assets and liabilities measured at fair value are as follows:

| | | December 31, 2025 | | | December 31, 2024 | |
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
			amounts in millions			
Cash equivalents	$ 783	783	—	2,142	2,142	—
Financial instrument assets	$ 122	109	13	167	84	83
Debt	$ 597	—	597	588	—	588
Financial instrument liabilities . . .	$ —	—	—	138	—	138

The majority of Liberty's Level 2 financial instruments are debt related instruments and derivative instruments, which include foreign currency forward contracts and interest rate swaps. These assets and liabilities are not always traded publicly or not considered to be traded on "active markets," as defined in GAAP. The fair values for such instruments are derived from a typical model using observable market data as the significant inputs or a trading price of a similar asset or liability is utilized. Accordingly, those financial instruments and debt or debt related instruments are reported in the foregoing table as Level 2 fair value. As of December 31, 2025, financial instrument assets included in the table above are included in the other assets line item in the consolidated balance sheet. As of December 31, 2024, $27 million and $140 million of financial instrument assets included in the table above are included in the other current assets and other assets line items, respectively, in the consolidated balance sheet. As of December 31, 2024, financial instrument liabilities included in the table above are comprised of foreign currency forward contracts.

Realized and Unrealized Gains (Losses) on Financial Instruments, net

Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the following (amounts in millions):

| | Years ended December 31, | | |
	2025	2024	2023
Debt measured at fair value (a).	$ (6)	(95)	(13)
Foreign currency forward contracts	335	(138)	—
Interest rate swaps	(41)	103	28
Debt and equity securities.	(12)	(5)	27
Other.	12	(4)	2
	$ 288	(139)	44

(a) The Company elected to account for its convertible notes (as described in note 8) using the fair value option. Changes in the fair value of the convertible notes recognized in the consolidated statements of operations are primarily due to market factors primarily driven by changes in the fair value of the underlying shares into which the debt is exchangeable. The Company isolates the portion of the unrealized gain (loss) attributable to changes in the instrument specific credit risk and recognizes such amount in other comprehensive earnings (loss). The change in the fair value of the convertible notes attributable to changes in the instrument specific credit risk was a loss of $4 million, loss of $15 million and loss of $12 million for the years ended December 31, 2025, 2024 and 2023, respectively. The cumulative change since issuance was a gain of $65 million as of December 31, 2025, net of the recognition of previously unrecognized gains and losses.

(7) Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill are as follows:

	Formula 1	MotoGP	Other	Total
		amounts in millions		
Balance at January 1, 2024	$ 3,956	NA	—	3,956
Acquisition of QuintEvents	—	NA	252	252
Impairments.	—	NA	(73)	(73)
Other	—	NA	(1)	(1)
Balance at December 31, 2024.	$ 3,956	NA	178	4,134
Acquisition of MotoGP	—	3,061	—	3,061
Liberty Live Split-Off.	—	—	(179)	(179)
Other	—	8	1	9
Balance at December 31, 2025.	$ 3,956	3,069	—	7,025

Intangible Assets Subject to Amortization

Intangible assets subject to amortization are comprised of the following:

	Useful life	December 31, 2025			December 31, 2024		
		Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	years			*amounts in millions*			
FIA Agreement	35	$ 3,630	(1,632)	1,998	3,630	(1,473)	2,157
FIM Agreement	36	1,657	(23)	1,634	—	—	—
Customer relationships . . .	5 - 36	2,988	(1,549)	1,439	1,854	(1,441)	413
Other.	various	264	(233)	31	381	(262)	119
Total		$ 8,539	(3,437)	5,102	5,865	(3,176)	2,689

Amortization expense was $322 million, $290 million and $327 million for the years ended December 31, 2025, 2024 and 2023, respectively. Based on its amortizable intangible assets as of December 31, 2025, Liberty expects that amortization expense will be as follows for the next five years (amounts in millions):

2026	$	363
2027	$	354
2028	$	337
2029	$	321
2030	$	270

Impairments

The Company performed a quantitative analysis of QuintEvents during the fourth quarter of 2024. Based on near-term business trends and their impact on long-term assumptions, we concluded that the estimated fair value of QuintEvents was less than its carrying value. As a result, QuintEvents recognized a goodwill impairment loss of $73 million during the year ended December 31, 2024. The fair value was determined using a discounted cash flow (income approach) calculation (Level 3).

(8) Debt

Debt is summarized as follows:

	Outstanding Principal December 31, 2025	Carrying value December 31, 2025	December 31, 2024
		amounts in millions	
Corporate level notes and loans:			
2.25% Convertible Senior Notes due 2027 (1)	$ 475	597	588
Other	24	24	53
Subsidiary notes and loans:			
Formula 1 Senior Loan Facilities	3,350	3,331	2,357
MotoGP Credit Facilities	1,173	1,173	—
Deferred financing costs		(25)	(6)
Total debt	$ 5,022	5,100	2,992
Debt classified as current		(52)	(26)
Total long-term debt		$ 5,048	2,966

(1) Measured at fair value

2.25% Convertible Senior Notes due 2027

On August 12, 2022, Liberty issued $475 million convertible notes at an interest rate of 2.25% per annum, which, at Liberty's election, are convertible into cash, shares of Series C Liberty Formula One common stock or a combination of cash and shares of Series C Liberty Formula One common stock and mature on August 15, 2027 (the "2.25% Convertible Senior Notes due 2027"). As of December 31, 2025, the conversion rate for the notes is approximately 12.0505 shares of Series C Liberty Formula One common stock per $1,000 principal amount of notes, equivalent to a conversion price of approximately $82.98 per share of Series C Liberty Formula One common stock. Liberty has elected to account for the notes using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value.

Formula 1 Senior Loan Facilities

On November 23, 2022, Formula 1 refinanced its previous Term Loan B and revolving credit facility with a new $725 million first lien Term Loan A, a refinanced $1.7 billion Term Loan B and a new $500 million revolving credit facility. On September 19, 2024, Formula 1 refinanced the Term Loan B with a new $1.7 billion Term Loan B and extended the maturities of the approximately $689 million Term Loan A and the $500 million revolving credit facility. In connection with the September 19, 2024 refinancing, Formula 1 also marketed an incremental $850 million of Term Loan B funding, which was in addition to an incremental $150 million of commitments to the Term Loan A obtained in April 2024 (collectively, the "Incremental Term Loans"). The financing of the Incremental Term Loans closed on July 1, 2025 and was used to fund a portion of the MotoGP acquisition, as described in note 3. The Term Loan B, Term Loan A and revolving credit facility are collectively the "Senior Loan Facilities." The Term Loan A and revolving credit facility mature on September 30, 2029 and the Term Loan B matures on September 30, 2031. As of December 31, 2025, there were no outstanding borrowings under the $500 million revolving credit facility. The margin for the Term Loan B was originally 2.25%, was reduced to 2.0% on September 19, 2024 and permanently stepped down to 1.75% on November 5, 2025. The margin for the Term Loan A and revolving credit facility is between 1.50% and 2.25% depending on leverage ratios, amongst other things. The reference rate for the Term Loan A, Term Loan B and dollar borrowings under the revolving credit facility is the Adjusted Term Secured Overnight Financing Rate ("Term SOFR"). The weighted average interest rate on the Senior Loan Facilities was approximately 5.36% and 6.19% as of December 31, 2025 and 2024, respectively. The Senior Loan Facilities remain non-recourse to Liberty. The Senior Loan Facilities are secured by share pledges and floating charges over Formula 1's primary operating companies with certain cross guarantees. Additionally, in order to manage the interest rate risk of its $3.3 billion Senior Loan Facilities, Formula 1 had $2.2 billion of interest rate swaps as of December 31, 2025, with a termination date in September 2031 and an early termination date in September 2029, at the option of the counterparty.

MotoGP Credit Facilities

On August 18, 2025, MotoGP refinanced its previous €975 million Term Loan B with a new €800 million Term Loan B with a maturity of August 18, 2032, previous €150 million Term Loan A with a new $232.5 million Term Loan A with a maturity of August 18, 2030 and previous €100 million multicurrency revolving credit facility with a new €100 million multicurrency revolving credit facility with a maturity of August 18, 2030 (collectively, the "Credit Facilities"). Effective August 18, 2025, the margin for the Term Loan B was reduced from 3.25% to 2.75% (with a range of 2.25% to 2.75% depending on a leverage ratio) with a reference rate of the euro interbank offered rate ("EURIBOR"), the margin for the Term Loan A was reduced from 2.50% to 1.75% (with a range of 1.50% to 2.00% depending on a leverage ratio) with a reference rate of Term SOFR and the margin for the revolving credit facility was reduced from 2.50% to 2.25% (with a range of 2.00% to 2.50% depending on a leverage ratio) with a reference rate of one of Term SOFR, the sterling overnight index average or EURIBOR based on the currency of the applicable borrowing. The weighted average interest rate on the Credit Facilities was approximately 5.01% as of December 31, 2025. The Credit Facilities remain non-recourse to Liberty and are secured by pledges of the equity interests, accounts and intercompany receivables of MotoGP.

Debt Covenants

The Formula 1 Senior Loan Facilities and the MotoGP Credit Facilities contain certain financial covenants, including a leverage ratio. Additionally, Formula 1's debt, MotoGP's debt and other borrowings contain certain non-financial covenants.

Fair Value of Debt

Due to the variable rate nature of the Formula 1 Senior Loan Facilities and the MotoGP Credit Facilities, the Company believes that the carrying amount approximates fair value at December 31, 2025.

Five Year Maturities

The annual principal maturities of outstanding debt obligations for each of the next five years is as follows (amounts in millions):

2026	$	52
2027	$	558
2028	$	84
2029	$	643
2030	$	195

(9) Income Taxes

Income tax expense (benefit) consists of:

	Years ended December 31,		
	2025	**2024**	**2023**
	amounts in millions		
Current:			
Federal	$ —	(37)	(31)
State and local	—	(6)	(1)
Foreign	119	58	41
	119	15	9
Deferred:			
Federal	(8)	1	36
State and local	7	(1)	1
Foreign	19	29	(22)
	18	29	15
Total:			
Federal	(8)	(36)	5
State and local	7	(7)	—
Foreign	138	87	19
Income tax expense (benefit).	$ 137	44	24

The following table presents a summary of our domestic and foreign earnings (loss) from continuing operations before income taxes:

	Years ended December 31,		
	2025	**2024**	**2023**
	amounts in millions		
Domestic	$ 288	(444)	(177)
Foreign	445	444	274
Total	$ 733	—	97

Expected income tax expense (benefit) differs from the amounts computed by applying the U.S. federal income tax rate of 21% as a result of the following:

	Years ended December 31,					
	2025		**2024**		**2023**	
	dollar amounts in millions					
U.S. Federal statutory tax rate	$ 154	21 %	—	21 %	20	21 %
Domestic federal reconciling items						
Tax credits	(1)	— %	—	n/m	—	— %
Nontaxable or nondeductible items						
(Nontaxable gain) / nondeductible loss	(69)	(9)%	49	n/m	17	18 %
Nondeductible executive compensation	6	1 %	10	n/m	4	4 %
Capitalized transaction costs	4	1 %	7	n/m	3	3 %
Other	(12)	(2)%	(2)	n/m	(3)	(3)%
Cross-border tax laws						
Global intangible low-taxed income	(6)	(1)%	1	n/m	10	10 %
Subpart F	—	— %	(9)	n/m	11	11 %
Other						
Change in valuation allowance	17	2 %	2	n/m	4	4 %
Domestic state and local income taxes, net of federal effect	6	1 %	(6)	n/m	—	— %
Foreign reconciling items						
United Kingdom						
Rate differential	23	3 %	12	n/m	2	2 %
Stock compensation	(4)	(1)%	(11)	n/m	(2)	(2)%
Nondeductible interest	—	— %	7	n/m	(19)	(20)%
Tax credits	(9)	(1)%	(9)	n/m	(8)	(8)%
Other	9	1 %	4	n/m	1	1 %
Cayman Islands - rate differential	—	— %	(22)	n/m	(25)	(26)%
Italy - withholding taxes	6	1 %	6	n/m	6	6 %
Luxembourg						
Nondeductible interest	10	1 %	—	n/m	—	— %
Other	(4)	(1)%	3	n/m	(2)	(2)%
Other jurisdictions	7	1 %	2	n/m	5	5 %
Income tax expense (benefit)	$ 137	18 %	44	n/m	24	24 %

n/m – Percentages are not meaningful when earnings (loss) from continuing operations before income taxes is zero.

For the years ended December 31, 2025, 2024 and 2023, state and local income taxes in Colorado comprised the majority of the domestic state and local income taxes, net of federal effect category.

For the year ended December 31, 2025, the Company recognized income tax expense less than the expected federal rate of 21% primarily due to certain gains that are not taxable, partially offset by earnings in foreign jurisdictions taxed at rates higher than the 21% U.S. federal rate and an increase in our valuation allowance.

For the year ended December 31, 2024, the Company recognized income tax expense primarily due to certain losses that are not deductible for tax purposes, partially offset by tax benefits related to stock-based compensation and earnings in foreign jurisdictions taxed at rates lower than the 21% U.S. federal rate.

For the year ended December 31, 2023, the Company recognized income tax expense greater than the expected federal rate of 21% primarily due to certain losses that are not deductible for tax purposes and tax expense related to cross-border taxes, partially offset by tax benefits related to foreign currency adjustments on certain U.K. deferred tax assets and earnings in foreign jurisdictions taxed at rates lower than the 21% U.S. federal rate.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,	
	2025	2024
	amounts in millions	
Deferred tax assets:		
Tax loss and credit carryforwards	$ 604	609
Other accrued liabilities	13	14
Accrued stock compensation	5	5
Intangible assets	—	8
Other future deductible amounts	3	—
Deferred tax assets	625	636
Valuation allowance	(28)	(10)
Net deferred tax assets	597	626
Deferred tax liabilities:		
Intangible assets	625	—
Fixed assets	89	80
Investments	—	19
Other future taxable amounts	—	2
Deferred tax liabilities	714	101
Net deferred tax assets (liabilities)	$ (117)	525

During the year ended December 31, 2025, there was a $20 million increase in the Company's valuation allowance that affected income tax expense and a $2 million decrease that affected equity.

At December 31, 2025, the Company had a deferred tax asset of $604 million for federal, state and foreign net operating losses ("NOLs") and interest expense carryforwards. Of this amount, the Company has $33 million of federal NOLs, $43 million of federal interest expense carryforwards, $1 million of state NOLs, $261 million of foreign NOLs and $266 million of foreign interest expense carryforwards that may be carried forward indefinitely. These losses and interest carryforwards are expected to be utilized prior to expiration, except for $24 million of federal losses and interest carryforwards and $4 million of foreign losses and interest carryforwards, which, based on current projections, will not be utilized in the future and are subject to a valuation allowance.

As of December 31, 2025, the Company had not recorded tax reserves related to unrecognized tax benefits for uncertain tax positions.

As of December 31, 2025, the Company's tax years prior to 2022 are closed for federal income tax purposes. The IRS has completed its examination of the Company's 2022 tax year. However, 2022 remains open until the statute of limitations lapses on October 15, 2026. The Company's 2023 and 2024 tax years are under examination by the IRS and remain open until the statute of limitations lapses on October 15, 2027 and 2028, respectively. The Company's 2025 tax year is currently under examination as part of the IRS Compliance Assurance Process program. Various states are currently examining the Company's prior years' state income tax returns.

(10) Stockholders' Equity

Preferred Stock

Liberty's preferred stock is issuable, from time to time, with such designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by the Board of Directors. As of December 31, 2025, no shares of preferred stock were issued.

Common Stock

Series A Liberty Formula One common stock has one vote per share, Series B Liberty Formula One common stock has ten votes per share and Series C Liberty Formula One common stock has no votes per share except as otherwise required by Delaware law. Each share of Series B common stock is exchangeable at the option of the holder for one share of Series A common stock of the same group. All series of our common stock participate on an equal basis with respect to dividends and distributions.

Issuance of Common Stock

On August 22, 2024, the Company issued approximately 12.2 million shares of Series C Liberty Formula One common stock at an offering price of $77.50 per share, resulting in gross proceeds of approximately $949 million. The Company used the net proceeds of the offering to partially fund the acquisition of MotoGP and for general corporate purposes.

Purchases of Common Stock

There were no repurchases of the Company's common stock during the years ended December 31, 2025, 2024 and 2023.

(11) Related Party Transactions with Officers and Directors

Chief Executive Officer Compensation Arrangements

In December 2019, the Compensation Committee (the "Committee") of Liberty approved a compensation arrangement (the "former CEO Arrangement") for our former CEO. Also in December 2019, each of the Service Companies executed an amendment to each Service Company's services agreement with Liberty, pursuant to which components of the former CEO's compensation described below were either paid directly to the former CEO by each Service Company or reimbursed to Liberty, in each case based on allocations among Liberty and each of the Service Companies set forth in the service agreement amendments. This allocation percentage was determined based on a combination of (1) relative market capitalizations, weighted 50%, and (2) a blended average of historical time allocation on a Liberty-wide and former CEO basis, weighted 50%, in each case, absent agreement to the contrary by Liberty and the Service Companies in consultation with the former CEO. The allocation percentage was adjusted annually and following certain events. As of December 31, 2024 and 2023, the allocation percentage for Liberty was 54% and 54%, respectively.

The former CEO Arrangement provided for a five year employment term which began on January 1, 2020 and ended December 31, 2024, with the following compensation components: (1) annual base salary of $3 million (with no contracted increase), (2) one-time cash commitment bonus of $5 million (paid in December 2019), (3) annual target cash performance bonus of $17 million (with payment subject to the achievement of one or more performance metrics as determined by the applicable company's Compensation Committee), (4) upfront equity awards with an aggregate grant date fair value ("GDFV") of $90 million (granted in two equal tranches in December 2019 and December 2020) and (5) annual equity awards with an annual aggregate GDFV of $17.5 million, consisting of time-vested options and/or performance-based restricted stock units ("PRSUs").

On January 6, 2025, the Liberty board of directors approved an offer of employment for Derek Chang, Liberty's President and Chief Executive Officer (the "CEO"). The CEO began employment on February 1, 2025, and receives the following compensation: (1) annual base salary of $2.5 million, (2) one-time signing bonus of $150,000, (3) upfront signing award of Series C RSUs of Liberty Formula One common stock with a GDFV of $5 million, (4) upfront award of Series C RSUs of Liberty Formula One common stock with a GDFV of $15 million and (5) annual option to purchase shares of Series C Formula One common stock with a GDFV of $3 million. See note 12 for grants made to the CEO during the year ended December 31, 2025.

Exchange Agreement with John C. Malone

On July 28, 2021, the Company entered into an exchange agreement, among the Company, John C. Malone (the then Chairman of the Board of the Company), and a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the "JM Trust") (the "Exchange Agreement"), whereby, among other things, Mr. Malone agreed to an arrangement under which his aggregate voting power in the Company would not exceed 49% (the "Target Voting Power") plus 0.5% (under certain circumstances).

The Exchange Agreement provides for exchanges by the Company and Mr. Malone or the JM Trust of shares of Series B Liberty Formula One common stock for shares of Series C Liberty Formula One common stock in connection with certain events, including (i) any event that would result in a reduction in the outstanding votes of the Company's common stock or an increase of Mr. Malone's beneficially-owned voting power (other than a Voting Power Exchange (as defined below)) (an "Accretive Event"), in each case, such that Mr. Malone's voting power would exceed the Target Voting Power plus 0.5%, (ii) from and after the occurrence of any Accretive Event, any event that would result in an increase in the outstanding votes or a decrease of Mr. Malone's beneficially-owned voting power (a "Dilutive Event"), in each case, such that Mr. Malone's voting power falls below the Target Voting Power less 0.5%, or (iii) on a quarterly basis or in connection with any annual or special meeting of stockholders, upon request by Mr. Malone or the JM Trust, if Mr. Malone's aggregate voting power in the Company is less than the Target Voting Power and would continue to be less than the Target Voting Power upon completion of such exchange (a "Voting Power Exchange"). Additionally, the Exchange Agreement contains certain provisions with respect to fundamental events at the Company, meaning any combination, consolidation, merger, exchange offer, split-off, spin-off, rights offering or dividend, in each case, as a result of which holders of Series B common stock are entitled to receive securities of the Company, securities of another person, property or cash, or a combination thereof.

In connection with an Accretive Event, Mr. Malone or the JM Trust will be required to exchange with the Company shares of Series B Liberty Formula One common stock ("Exchanged Series B Shares") for an equal number of shares of Series C Liberty Formula One common stock so as to maintain Mr. Malone's voting power as close as possible to, without exceeding, the Target Voting Power, on the terms and subject to the conditions of the Exchange Agreement. In connection with a Dilutive Event, Mr. Malone and the JM Trust may exchange with the Company shares of Series C Liberty Formula One common stock for an equal number of shares of Series B Liberty Formula One common stock equal to the lesser of (i) the number of shares of Series B Liberty Formula One common stock which would maintain Mr. Malone's voting power as close as possible to, without exceeding, the Target Voting Power and (ii) the number of

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

Exchanged Series B Shares at such time, on the terms and subject to the conditions of the Exchange Agreement. In a Voting Power Exchange, the Company will be required to exchange with Mr. Malone and the JM Trust shares of Series B Liberty Formula One common stock on a one-for-one basis for shares of Series C Liberty Formula One common stock, with the maximum number of shares of Series B Liberty Formula One common stock to be delivered to Mr. Malone or the JM Trust equal to the number of Exchanged Series B Shares at such time that may be delivered without resulting in Mr. Malone's aggregate voting power in the Company exceeding the Target Voting Power, on the terms and subject to the conditions of the Exchange Agreement.

On December 8, 2025, pursuant to the Exchange Agreement, Mr. Malone exchanged with the Company 47,297 shares of Series B Liberty Formula One common stock for an equivalent number of shares of Series C Liberty Formula One common stock.

However, at this time, and as a result of his resignation from the board of the Company, no further exchanges to maintain the Target Voting Power are expected to be completed under the Exchange Agreement.

John C. Malone's Employment Agreement

On December 12, 2008, the Committee determined to modify its employment arrangements with Mr. Malone, to permit Mr. Malone to begin receiving payments in 2009 while he remains employed by the Company (instead of following his termination) in satisfaction of Liberty's obligations to him under two deferred compensation plans and a salary continuation plan. Under one of the deferred compensation plans (the "8% Plan"), compensation has been deferred by Mr. Malone since January 1, 1993 and accrues interest at the rate of 8% per annum compounded annually from the applicable date of deferral. Under the second plan (the "13% Plan"), compensation was deferred by Mr. Malone from 1982 until December 31, 1992 and accrues interest at the rate of 13% per annum compounded annually from the applicable date of deferral. The amounts owed to Mr. Malone under the 8% Plan and 13% Plan aggregated approximately $2.4 million and $20 million, respectively, at December 31, 2008. The amount owed to Mr. Malone under his salary continuation plan aggregated approximately $39 million at December 31, 2008. Mr. Malone will receive 240 equal monthly installments as follows, which began on February 1, 2009: (1) approximately $20,000 under the 8% Plan; (2) approximately $237,000 under the 13% Plan; and (3) approximately $164,000 under the salary continuation plan. Interest ceased to accrue under his salary continuation plan once the payment began.

Effective January 1, 2026, Mr. Malone became Liberty's Chairman Emeritus. Mr. Malone remains an employee of the Company and therefore the terms of Mr. Malone's employment agreement as our former Chairman apply to his role as our Chairman Emeritus.

New Chairman of the Board

Effective January 1, 2026, Robert R. Bennett was appointed as Chairman of the Board of the Company (the "New Chairman"). See note 12 for the grant made to the New Chairman during the year ended December 31, 2025.

(12) Stock-Based Compensation

Liberty grants Awards to certain of its directors, employees and employees of its subsidiaries. The Company measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the GDFV of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

Pursuant to the Liberty Media Corporation 2022 Omnibus Incentive Plan (the "2022 Plan"), the Company may grant Awards in respect of approximately 12.3 million shares of Series A, Series B and Series C Liberty Media Corporation common stock plus the shares remaining available for Awards under the prior Liberty Media Corporation 2017 Omnibus Incentive Plan (the "2017 Plan"), as of close of business on May 24, 2022, the effective date of the 2022 Plan. Any forfeited shares from the 2017 Plan shall also be available again under the 2022 Plan. Awards generally vest over 1-5 years and have a term of 7-8 years. Liberty issues new shares upon exercise of equity awards.

Grants of Awards

Options granted in 2025, 2024 and 2023 are summarized as follows:

	Years ended December 31,					
	2025		**2024**		**2023**	
	Options granted (000's)	Weighted average GDFV	Options granted (000's)	Weighted average GDFV	Options granted (000's)	Weighted average GDFV
Series C Liberty Formula One common stock, Liberty employees and directors (1)	16	$ 28.59	20	$ 35.63	246	$ 25.78
Series C Liberty Formula One common stock, Liberty CEO (2)	356	$ 30.22	—	$ —	—	$ —
Series C Liberty Formula One common stock, subsidiary employees (3)	146	$ 37.09	83	$ 29.77	71	$ 30.70
Series B Liberty Formula One common stock, New Chairman (4)	400	$ 26.36	—	$ —	—	$ —
Series C Liberty Braves common stock, Liberty employees and directors (1)	NA	NA	NA	NA	3	$ 14.24

(1) Mainly vests between one and three years for employees and in one year for directors.

(2) Grants vest ratably between one and five years. Grants were made in connection with the CEO's employment arrangement, as disclosed in note 11.

(3) Grant made in 2025 vests equally over five years. Grants made in 2024 and 2023 mainly vested in equal quarterly installments over one year.

(4) Grant vests equally over five years.

The Company granted 178 thousand time-based RSUs of Series C Liberty Formula One common stock to our CEO during the year ended December 31, 2025. The RSUs had a weighted average GDFV of $94.11 per share and cliff vest on December 15, 2029.

The Company granted PRSUs to the former CEO in connection with his employment agreement. During the years ended December 31, 2024 and 2023, the Company granted 88 thousand and 81 thousand PRSUs of Series C Liberty Formula One common stock, respectively, and 31 thousand PRSUs of Series C Liberty Braves common stock during the year ended December 31, 2023 to the former CEO. Such PRSUs had a GDFV of $72.05 per share and $75.12 per share, respectively, and $34.44 per share, and cliff vested one year from the month of grant, subject to the satisfaction of certain performance objectives and based on an amount determined by the Committee. Performance objectives, which are subjective, are considered in determining the timing and amount of the compensation expense recognized. As the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The value of the grant is re-measured at each reporting period.

The Company did not grant any options to purchase shares of Series A Liberty Formula One common stock during the year ended December 31, 2025.

The Company has calculated the GDFV for all of its equity classified awards using the Black-Scholes Model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2025, 2024 and 2023, the range of expected terms was 5.0 to 5.6 years. The volatility used in the calculation for Awards is based on the historical volatility of Liberty's stocks and the implied volatility of publicly traded Liberty options, as applicable. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options.

The following table presents the ranges of volatilities used by the Company in the Black-Scholes Model for its stock option grants.

2025 grants	27.0 %	-	36.2 %
2024 grants	36.2 %	-	37.3 %
2023 grants	33.3 %	-	37.3 %

Outstanding Awards

The following table presents the number and weighted average exercise price ("WAEP") of options to purchase Liberty common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the options.

Liberty Formula One

	Series C			
	Liberty Options (000's)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2025	4,138	$ 39.53		
Granted	518	$ 93.04		
Exercised	(1,122)	$ 37.50		
Forfeited/Cancelled.	—	$ —		
Outstanding at December 31, 2025	3,534	$ 48.02	2.5 years	$ 178
Exercisable at December 31, 2025	2,935	$ 39.63	1.7 years	$ 173

As of December 31, 2025, 400 thousand options of Series B Liberty Formula One common stock remained outstanding at an exercise price of $85.09, a remaining contractual life of 6.9 years and an intrinsic value of $1.2 million. None of these options were exercisable as of December 31, 2025.

As of December 31, 2025, there were no outstanding options to purchase shares of Series A Liberty Formula One common stock.

As of December 31, 2025, the total unrecognized compensation cost related to unvested Awards was approximately $52 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 2.3 years.

As of December 31, 2025, 3.9 million shares of Series B and Series C Liberty Formula One common stock were reserved for issuance under exercise privileges of outstanding stock options.

Exercises

The aggregate intrinsic value of all options exercised during the years ended December 31, 2025, 2024 and 2023 was $66 million, $106 million and $41 million, respectively.

Restricted Stock and Restricted Stock Units

The Company had approximately 387 thousand unvested RSUs of Liberty Formula One common stock held by certain directors, officers and employees of the Company as of December 31, 2025. These Series C unvested RSUs of Liberty Formula One common stock had a weighted average GDFV of $91.39 per share.

The aggregate fair value of all RSAs and RSUs of Liberty Formula One common stock that vested during the years ended December 31, 2025, 2024 and 2023 was $19 million, $17 million and $7 million, respectively.

(13) Employee Benefit Plans

Liberty is the sponsor of the Liberty Media 401(k) Savings Plan (the "Liberty 401(k) Plan"), which provides its employees and the employees of certain of its subsidiaries an opportunity for ownership in the Company and creates a retirement fund. The Liberty 401(k) Plan provides for employees to make contributions to a trust for investment in Liberty common stock, as well as several mutual funds. The Company and its subsidiaries make matching contributions to the Liberty 401(k) Plan based on a percentage of the amount contributed by employees. In addition, certain of the Company's subsidiaries have similar employee benefit plans. Employer cash contributions to all plans aggregated $12 million, $11 million and $10 million for each of the years ended December 31, 2025, 2024 and 2023, respectively.

(14) Other Comprehensive Earnings (Loss)

Accumulated other comprehensive earnings (loss) included in Liberty's consolidated balance sheets and consolidated statements of equity reflect the aggregate of foreign currency translation adjustments, unrealized holding gains and losses on debt and equity securities and Liberty's share of accumulated other comprehensive earnings of affiliates.

The change in the components of accumulated other comprehensive earnings (loss), net of taxes ("AOCI"), is summarized as follows:

	Foreign currency translation adjustment	Other	AOCI
	amounts in millions		
Balance at January 1, 2023	$ (76)	37	(39)
Other comprehensive earnings (loss) attributable to Liberty stockholders	19	32	51
Balance at December 31, 2023	(57)	69	12
Other comprehensive earnings (loss) attributable to Liberty stockholders	(16)	(180)	(196)
Split-Off of Liberty Sirius XM Holdings	31	—	31
Balance at December 31, 2024	(42)	(111)	(153)
Other comprehensive earnings (loss) attributable to Liberty stockholders	43	61	104
Split-Off of Liberty Live Holdings	19	—	19
Balance at December 31, 2025	$ 20	(50)	(30)

The components of other comprehensive earnings (loss) are reflected in Liberty's consolidated statements of comprehensive earnings (loss) net of taxes. The following table summarizes the tax effects related to each component of other comprehensive earnings (loss).

	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
	amounts in millions		
Year ended December 31, 2025:			
Credit risk on fair value debt instruments gains (losses)	$ (5)	1	(4)
Foreign currency translation adjustments	55	(12)	43
Other comprehensive earnings (loss) from continuing operations	$ 50	(11)	39
Year ended December 31, 2024:			
Credit risk on fair value debt instruments gains (losses)	$ (17)	4	(13)
Foreign currency translation adjustments	(9)	2	(7)
Other comprehensive earnings (loss) from continuing operations	$ (26)	6	(20)
Year ended December 31, 2023:			
Credit risk on fair value debt instruments gains (losses)	$ (13)	3	(10)
Foreign currency translation adjustments	13	(3)	10
Recognition of previously unrealized (gains) losses on debt	(1)	—	(1)
Other comprehensive earnings (loss) from continuing operations	$ (1)	—	(1)

(15) Commitments and Contingencies

Concorde Agreement

The 2021 Concorde Agreement provided, among other things, for the participation of the teams in the F1 Championship and provided for Formula 1 to make certain prize fund payments to the teams. The 2021 Concorde Agreement expired on December 31, 2025 and was made up of two separate documents: (a) the 2021 Concorde

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

Commercial Agreement between Formula 1 and each of the teams; and (b) the 2021 Concorde Governance Agreement between Formula 1, the FIA and each of the Formula 1 Teams.

In March 2025, Formula 1 paid a total of $50 million to the 10 teams currently competing in the F1 Championship as an incentive for signing the 2026 Concorde Commercial Agreement. The $50 million one-time payment to the teams is excluded from Adjusted OIBDA (as defined below) for the year ended December 31, 2025. The 2026 Concorde Commercial Agreement addresses arrangements between Formula 1 and the teams for the F1 Championship seasons covering the period 2026 to 2030, and expires on December 31, 2030. In December 2025, Formula 1, the FIA and the Formula 1 Teams entered into the 2026 Concorde Governance Agreement for the same period.

Guarantees

In connection with agreements for the sale of assets by the Company or its subsidiaries, the Company may retain liabilities that relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Company generally indemnifies the purchaser in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification obligations may extend for a number of years. The Company is unable to estimate the maximum potential liability for these types of indemnification obligations as the sale agreements may not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

Litigation

The Company has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. We record a liability when we believe that it is both probable that a liability will be incurred and the amount of loss can be reasonably estimated. We evaluate developments in legal matters that could affect the amount of the liability accrual and make adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. We may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including a possible eventual loss, if any. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

(16) Information About Liberty's Operating Segments

The Company, through its ownership interests in subsidiaries and other companies, is primarily engaged in the motorsport and live entertainment industries. The Company identifies its reportable segments as (A) those consolidated subsidiaries that represent 10% or more of its consolidated annual revenue, annual Adjusted OIBDA or total assets and (B) those equity method affiliates whose share of earnings (losses) represent 10% or more of the Company's annual pre-tax earnings (loss).

Liberty's chief operating decision maker, the chief executive officer, evaluates performance and makes decisions about allocating resources to the Company's reportable segments based on financial measures such as revenue, operating expenses (including team payments and other cost of revenue), selling, general and administrative expenses, and Adjusted OIBDA.

For segment reporting purposes, the Company defines Adjusted OIBDA as revenue less operating expenses, and selling, general and administrative expenses excluding all stock-based compensation, separately reported litigation settlements, Concorde incentive payments and restructuring, acquisition and impairment charges. The Company believes this measure is an important indicator of the operational strength and performance of its businesses, by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation, separately reported litigation settlements, Concorde incentive payments and restructuring, acquisition and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. The Company generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

The Company has identified the following subsidiaries as its reportable segments:

- Formula 1 is a global motorsports business that holds exclusive commercial rights with respect to the F1 Championship, an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. The F1 Championship takes place on various circuits with a varying number of Formula 1 Events taking place in different countries around the world each season. Formula 1 is responsible for the commercial exploitation and development of the F1 Championship as well as various aspects of its management and administration.

- MotoGP is a global motorsports business that holds exclusive commercial rights with respect to the MotoGP Championship and other motorcycle racing championships. The MotoGP Championship is comprised of a varying number of events taking place in different countries around the world each season.

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, differing revenue sources and marketing strategies. The significant accounting policies of the segments are the same as those described in the Company's summary of significant policies.

Performance Measures

	Year ended December 31, 2025					
	Formula One	MotoGP	Reportable segments total	Corporate and Other	Eliminations	Total
			amounts in millions			
Revenue	$ 3,873	325	4,198	414	(130)	4,482
Operating expenses						
Team payments, excluding Concorde incentive payments	(1,400)	—	(1,400)	—	—	(1,400)
Other cost of revenue	(1,181)	(162)	(1,343)	(308)	130	(1,521)
Selling, general and administrative, excluding stock-based compensation	(346)	(46)	(392)	(101)	—	(493)
Adjusted OIBDA	$ 946	117	1,063	5	—	1,068

	Year ended December 31, 2024			
	Formula One	Corporate and Other	Eliminations	Total
		amounts in millions		
Revenue	$ 3,411	373	(131)	3,653
Operating expenses				
Team payments	(1,266)	—	—	(1,266)
Other cost of revenue	(1,066)	(194)	38	(1,222)
Selling, general and administrative, excluding stock-based compensation	(288)	(196)	93	(391)
Adjusted OIBDA	$ 791	(17)	—	774

	Year ended December 31, 2023			
	Formula One	Corporate and Other	Eliminations	Total
		amounts in millions		
Revenue	$ 3,222	366	(16)	3,572
Operating expenses				
Team payments	(1,215)	—	—	(1,215)
Other cost of revenue	(1,041)	—	16	(1,025)
Selling, general and administrative, excluding stock-based compensation	(241)	(391)	—	(632)
Adjusted OIBDA	$ 725	(25)	—	700

Total Assets

	December 31,	
	2025	2024
	amounts in millions	
Formula 1	$ 8,161	9,159
MotoGP	6,277	—
Corporate and other	1,548	2,833
Elimination	(588)	18
Assets of discontinued operations	—	991
Total assets	$ 15,398	13,001

The following table provides a reconciliation of Adjusted OIBDA to Operating income (loss) and Earnings (loss) from continuing operations before income taxes:

	Years ended December 31,		
	2025	2024	2023
	amounts in millions		
Adjusted OIBDA	$ 1,068	774	700
Stock-based compensation	(21)	(30)	(27)
Depreciation and amortization	(393)	(352)	(406)
Concorde incentive payments	(50)	—	—
Impairment and acquisition costs	(27)	(105)	(1)
Operating income (loss)	577	287	266
Interest expense	(249)	(208)	(234)
Realized and unrealized gains (losses) on financial instruments, net	288	(139)	44
Unrealized gains (losses) on intergroup interests	—	—	(68)
Other, net	117	60	89
Earnings (loss) from continuing operations before income taxes	$ 733	—	97

Revenue by Geographic Area

Revenue by geographic area based on the country of domicile is as follows:

	Years ended December 31,		
	2025	2024	2023
	amounts in millions		
United Kingdom	$ 3,782	3,318	3,222
United States	378	335	350
Spain	310	—	—
Other	12	—	—
	$ 4,482	3,653	3,572

Long-lived Assets by Geographic Area

	December 31,	
	2025	**2024**
	amounts in millions	
United States	$ 691	730
United Kingdom	161	80
Spain	15	—
Other	1	—
	$ 868	810

(17) Quarterly Financial Information (unaudited)

The retrospective presentation of discontinued operations related to the Liberty Live Split-Off, as described in note 2, resulted in material changes to previously reported quarterly financial information. The following tables summarize the effects of the discontinued operations presentation on the Company's quarterly financial information.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	amounts in millions, except per share amounts			
2025				
Revenue	$ 447	1,341	1,085	1,609
Operating income (loss)	$ (67)	280	158	206
Net earnings (loss) from continuing operations	$ 17	386	63	130
Net earnings (loss).	$ 5	204	13	333
Net earnings (loss) from continuing operations attributable to Liberty stockholders:				
Liberty Formula One common stock.	$ 22	382	66	133
Liberty Live common stock	$ (5)	4	(3)	(3)
Net earnings (loss) from discontinued operations attributable to Liberty stockholders:				
Liberty Live common stock	$ (12)	(182)	(50)	203
Basic net earnings (loss) from continuing operations attributable to Liberty stockholders per common share:				
Liberty Formula One common stock.	$ 0.09	1.53	0.26	0.53
Liberty Live common stock	$ (0.05)	0.05	(0.03)	(0.03)
Basic net earnings (loss) from discontinued operations attributable to Liberty stockholders per common share:				
Liberty Live common stock	$ (0.13)	(1.98)	(0.55)	2.20
Diluted net earnings (loss) from continuing operations attributable to Liberty stockholders per common share:				
Liberty Formula One common stock.	$ 0.05	1.52	0.24	0.39
Liberty Live common stock	$ (0.05)	0.05	(0.03)	(0.03)
Diluted net earnings (loss) from discontinued operations attributable to Liberty stockholders per common share:				
Liberty Live common stock	$ (0.13)	(1.98)	(0.55)	2.20

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	amounts in millions, except per share amounts			
2024:				
Revenue	$ 587	988	911	1,167
Operating income (loss)	$ 95	59	110	23
Net earnings (loss) from continuing operations	$ 100	4	118	(266)
Net earnings (loss)	$ 245	507	(2,870)	(357)
Net earnings (loss) from continuing operations attributable to Liberty stockholders:				
Liberty Formula One common stock	$ 77	24	117	(248)
Liberty Live common stock	$ 23	(20)	1	(16)
Net earnings (loss) from discontinued operations attributable to Liberty stockholders:				
Liberty Live common stock	$ (96)	154	14	(91)
Liberty SiriusXM common stock	$ 199	299	(2,500)	—
Basic net earnings (loss) from continuing operations attributable to Liberty stockholders per common share:				
Liberty Formula One common stock	$ 0.33	0.10	0.48	(1.00)
Liberty Live common stock	$ 0.25	(0.22)	0.01	(0.17)
Basic net earnings (loss) from discontinued operations attributable to Liberty stockholders per common share:				
Liberty Live common stock	$ (1.04)	1.67	0.15	(0.99)
Liberty SiriusXM common stock	$ 0.61	0.91	(7.65)	NA
Diluted net earnings (loss) from continuing operations attributable to Liberty stockholders per common share:				
Liberty Formula One common stock	$ 0.32	0.10	0.48	(0.99)
Liberty Live common stock	$ 0.25	(0.22)	0.01	(0.17)
Diluted net earnings (loss) from discontinued operations attributable to Liberty stockholders per common share:				
Liberty Live common stock	$ (1.04)	1.67	0.15	(0.99)
Liberty SiriusXM common stock	$ 0.52	0.60	(7.65)	NA

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CORPORATE DATA

BOARD OF DIRECTORS

Robert R. Bennett
Chairman of the Board
Liberty Media Corporation

Chase Carey
Lead Independant Director
of Fox Corporation Board of Directors

Derek Chang
President and Chief Executive Officer
Liberty Media Corporation

Brian M. Deevy
Retired Head of Communications,
Media & Entertainment Group
RBC Capital Markets

M. Ian G. Gilchrist
Retired Director and President
Trine Acquisition Corp

Evan D. Malone, Ph.D.
President
NextFab Studio, LLC

Larry E. Romrell
Retired Executive Vice President
Tele-Communications, Inc.

Andrea L. Wong
Former President, International Production
Sony Pictures Television
Former President, International
Sony Pictures Entertainment

EXECUTIVE COMMITTEE

Robert R. Bennett

Chase Carey

Derek Chang

COMPENSATION COMMITTEE

M. Ian G. Gilchrist (Chair)

Larry E. Romrell

Andrea L. Wong

AUDIT COMMITTEE

Brian M. Deevy (Chair)

M. Ian G. Gilchrist

Larry E. Romrell

NOMINATING & CORPORATE GOVERNANCE COMMITTEE

Andrea L. Wong (Chair)

M. Ian G. Gilchrist

SENIOR OFFICERS

Robert R. Bennett
Chairman of the Board

Derek Chang
President and Chief Executive Officer

Renee L. Wilm
Chief Legal Officer and Chief
Administrative Officer

Brian J. Wendling
Chief Accounting Officer and
Principal Financial Officer

Ben Oren
Executive Vice President and Treasurer

CORPORATE SECRETARY

Michael E. Hurelbrink

CORPORATE HEADQUARTERS

12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5400

STOCK INFORMATION

Series A and C Liberty Formula One Common Stock (FWONA/K) trade on the NASDAQ Global Select Market.

Series B Liberty Formula One Common Stock (FWONB) is quoted on the OTC Markets.

CUSIP NUMBERS

FWONA – 531229 771
FWONB – 531229 763
FWONK – 531229 755

TRANSFER AGENT

Liberty Media Corporation
Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: (888) 789-8415
Toll Free: (303) 562-9273
https://shareholder.broadridge.com/lmc

INVESTOR RELATIONS

Hooper Stevens
investor@libertymedia.com
(877) 772-1518

ON THE INTERNET

Visit the Liberty Media Corporation website at
www.libertymedia.com

FINANCIAL STATEMENTS

Liberty Media Corporation financial statements are filed with the Securities and Exchange Commission. Copies of these financial statements can be obtained from the Transfer Agent or through the Liberty Media Corporation website.

(This page has been left blank intentionally.)



ELECTRONIC DELIVERY

We encourage Liberty Media stockholders to voluntarily elect to receive future proxy and annual report materials electronically.

- If you are a registered stockholder, please visit **www.proxyvote.com** for simple instructions.
- Beneficial stockholders can elect to receive future proxy and annual report materials electronically as well as vote their shares online at **www.proxyvote.com.**

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To vote using your mobile device, sign up for e-delivery or download annual meeting materials.

2026 ANNUAL MEETING OF STOCKHOLDERS

📅 Monday, May 11, 2026

🕐 11:45 a.m. Mountain Time

The 2026 Annual Meeting of Stockholders will be held via the internet as a virtual meeting. See our Proxy Statement for additional information.

OUR ENVIRONMENT

Liberty Media believes in working to keep our environment cleaner and healthier. We are proud to have our headquarters overlooking the Colorado Rockies. Every day, Liberty takes steps to preserve the natural beauty of the surroundings that we are privileged to enjoy.

Liberty Media's initiative in reducing its carbon footprint by promoting electronic delivery of shareholder materials has had a positive effect on the environment. Based upon 2025 statistics, voluntary receipt of e-delivery resulted in the following environmental savings:

- Using approximately 50.6 fewer tons of wood, or 304 fewer trees
- Using approximately 323 million fewer BTUs, or the equivalent of the amount of energy use by 385 refrigerators
- Using approximately 177,000 fewer pounds of greenhouse gases, including carbon dioxide, or the equivalent of 16.1 automobiles running for 1 calendar year
- Saving approximately 271,000 gallons of water, or the equivalent of approximately 13.55 swimming pools
- Saving approximately 14,100 pounds of solid waste
- Reducing hazardous air pollutants by approximately 20.2 pounds

Environmental impact estimates calculated using the Environmental Paper Network Paper Calculator.
For more information visit **www.papercalculator.org.**

www.libertymedia.com

